     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 29, 2001
                                                   REGISTRATION NO. 333-
================================================================================
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                       -----------------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                       -----------------------------------
                                 SPX CORPORATION
             (Exact name of registrant as specified in its charter)

            DELAWARE                                      38-1016240
(State or other jurisdiction of               (I.R.S. Employer Identification
 incorporation or organization)                            Number)


                             700 TERRACE POINT DRIVE
                               MUSKEGON, MI 49440
                                 (231) 724-5000
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                       -----------------------------------

                          CHRISTOPHER J. KEARNEY, ESQ.
                       VICE PRESIDENT AND GENERAL COUNSEL
                                 SPX CORPORATION
                             700 TERRACE POINT DRIVE
                               MUSKEGON, MI 49440
                                 (231) 724-5000
    (Name, address, including zip code, and telephone number, including area code, of agent for service)
                       -----------------------------------

                                   COPIES TO:
                              STUART GELFOND, ESQ.
                    FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
                               ONE NEW YORK PLAZA
                            NEW YORK, NEW YORK 10004
                                 (212) 859-8000
                       -----------------------------------

   APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
   If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities
Act of 1933, check the following box. [x]

   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]_______________

   If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]_______________

   If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]_______________.

   If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

==========================================================================================================================
 TITLE OF SECURITIES TO BE                              PROPOSED MAXIMUM        PROPOSED MAXIMUM        AMOUNT OF
        REGISTERED                AMOUNT TO BE         OFFERING PRICE PER      AGGREGATE OFFERING     REGISTRATION
                                 REGISTERED (1)           SECURITY (2)             PRICE (2)               FEE
--------------------------------------------------------------------------------------------------------------------------
Liquid Yield Option(TM)           $415,000,000               61.75%               $256,262,500           $64,066
Notes due 2021..............
==========================================================================================================================

==========================================================================================================================
Common stock, par value               (3)                      --                      --                  (3)
$10.00 per share (3).........
==========================================================================================================================


(TM)  Trademark of Merrill Lynch & Co., Inc.

(1) The LYONs were issued at an original price of $579.12 per $1,000 principal amount at maturity, which represents an aggregate initial issue price of $240,334,800 and an aggregate principal amount at maturity of $415,000,000.

(2) This estimate is made pursuant to Rule 457(c) of the Securities Act solely for purposes of determining the registration fee. The above calculation is based on the average of the bid and ask prices for the Registrant's LYONs in secondary market transactions executed by Merrill Lynch of the LYONs on August 23, 2001, as reported to the Registrant by Merrill Lynch.

(3) Includes such indeterminate number of common shares as shall be issuable upon conversion and/or purchase by the Registrant of the LYONs registered hereby, which are not subject to an additional registration fee pursuant to Rule 457(i) under the Securities Act. This includes the associated rights to purchase our Series A Preferred Stock. The rights to purchase our Series A Preferred Stock initially are attached to and trade with the shares of our common stock being registered hereby.


                       -----------------------------------

      THE REGISTRANT HEREBY AMENDS THE REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

The information in this prospectus is not complete and may be changed. The selling securityholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                 SUBJECT TO COMPLETION, DATED AUGUST 29, 2001

PROSPECTUS

                                  $415,000,000

                                 SPX CORPORATION

                     LIQUID YIELD OPTION(TM) NOTES DUE 2021
                              (ZERO COUPON-SENIOR)
                                       AND
                           COMMON SHARES ISSUABLE UPON
                     CONVERSION AND/OR PURCHASE OF THE LYONS


      We issued the LYONs in a private placement in May 2001 at an issue price of $579.12 per LYON (57.912% of the principal amount at maturity). Selling securityholders will use this prospectus to resell their LYONs and the common stock issuable upon conversion, and/or purchase by us, of their LYONs. We will not pay interest on the LYONs prior to maturity unless contingent interest becomes payable. Instead, on May 9, 2021, the maturity date of the LYONs, a holder will receive $1,000 per LYON. The issue price of each LYON represents a yield to maturity of 2.75% per year, calculated from May 9, 2001 excluding any contingent interest. The LYONs will rank equal in right of payment to all existing and future unsecured and unsubordinated indebtedness of SPX.

                           CONVERTIBILITY OF THE LYONS

      Holders may convert each of their LYONs into 4.4294 shares of our common stock, subject to adjustment: (1) during any calendar quarter commencing after June 30, 2001 if the closing sale price of our common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of the preceding calendar quarter is more than a specified percentage, initially 120% and declining .125% each quarter thereafter, of the accreted conversion price per share of common stock on the last trading day of the preceding calendar quarter, (2) during any period in which the credit rating assigned to the LYONs by either Moody's or Standard & Poor's is at or below a specified level, (3) if such LYONs have been called for redemption or (4) upon the occurrence of certain corporate transactions described in this prospectus. The accreted conversion price per share as of any day will equal the issue price of a LYON plus the accrued original issue discount to that day, divided by the conversion rate. Our common stock is listed on the New York Stock Exchange and the Pacific Stock Exchange under the symbol "SPW." On August 27, 2001, the last reported sale price of our common stock on the NYSE was $117.20.

                              CONTINGENT INTEREST:

      We will pay contingent interest to the holders of LYONs during any six-month period commencing after May 9, 2005 if the average market price of a LYON for a measurement period preceding such six-month period equals 120% or more of the sum of the issue price and accrued original issue discount for such LYON. The contingent interest payable per LYON in respect of any quarterly period will equal the greater of .0625% of the average market price of a LYON for the measurement period or any regular cash dividends paid by us per share on our common stock during that quarterly period multiplied by the conversion rate. For United States federal income tax purposes, the LYONs will constitute contingent payment debt instruments. You should read the discussion of selected United States federal income tax consequences relevant to the LYONs beginning on page 41.

            PURCHASE OF THE LYONS BY SPX AT THE OPTION OF THE HOLDER:

      Holders may require us to purchase all or a portion of their LYONs on May 9, 2003, at a price of $611.63 per LYON, on May 9, 2005, at a price of $645.97 per LYON, or on May 9, 2009, at a price of $720.55 per LYON. We may choose to pay the purchase price in cash or in common stock or a combination of cash and common stock. In addition, upon a change in control of SPX occurring on or before May 9, 2005, each holder may require us to repurchase for cash all or a portion of such holder's LYONs.

                  REDEMPTION OF THE LYONS AT THE OPTION OF SPX:

      SPX may redeem all or a portion of the LYONs at any time on or after May 9, 2005 at the prices set forth in "Description of LYONs -- Redemption at the Option of SPX."

                                 ---------------

      INVESTING IN THE LYONS INVOLVES RISKS THAT ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 13 OF THIS PROSPECTUS.

                                 ---------------

      We will not receive any of the proceeds from the sale of the LYONs or the common shares by any of the selling securityholders. The LYONs and the common shares may be offered in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices. In addition, the common shares may be offered from time to time through ordinary brokerage transactions on the New York Stock Exchange. See "Plan of Distribution." The selling securityholders may be deemed to be "underwriters" as defined in the Securities Act of 1933, as amended. Any profits realized by the selling securityholders may be deemed to be underwriting commissions. If the selling securityholders use any broker-dealers, any commissions paid to broker-dealers and, if broker-dealers purchase any LYONs or common shares as principals, any profits received by such broker-dealers on the resale of the LYONs or common shares, may be deemed to be underwriting discounts or commissions under the Securities Act.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                 ---------------

                     The date of this prospectus is , 2001.

(TM) Trademark of Merrill Lynch & Co., Inc.

                                TABLE OF CONTENTS

About This Prospectus.............................................       5
Where You Can Find More Information...............................       5
Forward-looking Statements........................................       7
SPX Corporation...................................................       7
Risk Factors......................................................      13
Use of Proceeds...................................................      20
Ratio of Earnings to Fixed Charges................................      20
Description of LYONs..............................................      22
Description of Our Capital Stock..................................      38
Certain United States Federal Income Tax Consequences.............      41
Selling Securityholders...........................................      45
Plan of Distribution..............................................      47
Legal Matters.....................................................      49
Experts...........................................................      49


                              ABOUT THIS PROSPECTUS

      This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, which we refer to as the SEC.

      In this prospectus:

      - "SPX,""the company," "we," "us," and "our" refer to SPX Corporation, a Delaware corporation, and its consolidated subsidiaries, unless the context otherwise requires;

      - "UDI" refers to United Dominion Industries Limited and its subsidiaries, all of which are subsidiaries of SPX Corporation, unless the context otherwise requires;

      - "February LYONs" refers to our Liquid Yield Option Notes(TM) due 2021 issued in February 2001; and

      - "LYONs" refers to our Liquid Yield Option Notes(TM) due 2021 issued in May 2001 to which this prospectus relates.

      Market information is generally based on company generated estimates and not third party sources. You should read this prospectus and the additional information described below under "Where You Can Find More Information."

                       WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information we file with the SEC at its public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549, 7 World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our filings are also available to the public on the Internet, through a database maintained by the SEC at http://www.sec.gov. In addition, you can inspect and copy our reports, proxy statements and other information at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005 or at the offices of the Pacific Stock Exchange, 301 Pine Street, San Francisco, California 94104.

      We filed a registration statement on Form S-3 to register with the SEC the securities described in this prospectus. This prospectus is part of that registration statement. As permitted by SEC rules, this prospectus does not contain all the information contained in the registration statement or the exhibits to the registration statement.

You may refer to the registration statement and accompanying exhibits for more information about us and our securities.

      The SEC allows us to incorporate by reference into this document the information we filed with it. This means that we can disclose important business, financial and other information to you by referring you to other documents separately filed with the SEC. All information incorporated by reference is part of this document, unless and until that information is updated and superseded by the information contained in this document or any information incorporated later.

      We incorporate by reference the documents listed below:

      1. Our annual report on Form 10-K/A for the fiscal year ended December 31, 2000;

      2. Our quarterly reports on Forms 10-Q for the fiscal quarters ended March 31, 2001 and June 30, 2001;

      3. Our current reports on Form 8-K filed on March 12, 2001, April 12, 2001, April 13, 2001, May 8, 2001, June 7, 2001 and on Form 8K/A
            filed on August 6, 2001; and

      4.    Definitive Proxy Statement on Schedule 14A filed on March 27, 2001.

      You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

                           Investor Relations
                           SPX Corporations
                           700 Terrace Point Drive
                           Muskegon, Michigan  49440
                           Tel:  (231) 724-5000, Fax:  (231) 724-5302

      Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference.

      We also incorporate by reference all future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities and Exchange Act of 1934 on or (i) after the date of the filing of the registration statement containing this prospectus and prior to the effectiveness of such registration statement and (ii) after the date of this prospectus and prior to the closing of the offering made hereby. Such documents will become a part of this prospectus from the date that the documents are filed with the SEC.

      Our subsidiary, Inrange Technologies Corporation, completed its initial public offering on September 27, 2000. Inrange's common stock is traded on the Nasdaq National Market under the symbol "INRG." You may obtain information about Inrange from the SEC at the address specified above.

      You should rely only on the information contained or incorporated by reference in this prospectus and any prospectus supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer and sale is not permitted. You should assume that the information appearing in this prospectus and information incorporated by reference into this prospectus, is accurate only as of the date of the documents containing the information. Our business, financial condition, results of operation and prospects may have changed since that date.

                           FORWARD-LOOKING STATEMENTS

      Some of the statements in this prospectus and any documents incorporated by reference constitute "forward looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future financial performance, including, but not limited to, cost savings and other benefits of acquisitions, including the acquisition of UDI, which involve known and unknown risks, uncertainties and other factors that may cause our or our businesses' actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by any forward looking statements. In some cases, you can identify forward looking statements by terminology such as "may," "will," "could," "would," "should," "expect," "plan," "anticipate," "intend," "believe," "estimate," "predict," "potential" or "continue" or the negative of those terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially because of market conditions in our industries or other factors. Moreover, we do not, nor does any other person, assume responsibility for the accuracy and completeness of those statements. We have no duty to update any of the forward looking statements after the date of this prospectus to conform them to actual results. All of the forward looking statements are qualified in their entirety by reference to the factors discussed under the captions "Risk Factors" in this prospectus and the applicable prospectus supplement, "Other Matters" in "Management's Discussion and Analysis of Results of Operations and Financial Condition" in our Forms 10-Q for the fiscal quarters ended March 31, 2001 and June 30, 2001 (incorporated by reference in this prospectus) and "Factors That May Affect Future Results" in "Management's Discussion and Analysis of Financial Condition and Results of Operations" of our most recent Form 10-K/A (incorporated by reference in this prospectus) and similar sections in our future filings which we incorporated by reference in this prospectus, which describe risks and factors that could cause results to differ materially from those projected in such forward looking statements.

      We caution the reader that these risk factors may not be exhaustive. We operate in a continually changing business environment, and new risk factors emerge from time to time. Management cannot predict such new risk factors, nor can it assess the impact, if any, of such new risk factors on the company's businesses or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those projected in any forward looking statements. Accordingly, forward looking statements should not be relied upon as a prediction of actual results. In addition, management's estimates of future operating results are based on the current complement of businesses, which is constantly subject to change as management implements its fix, sell or grow strategy.



                                 SPX CORPORATION

      We are a global provider of technical products and systems, industrial products and services, flow technology and service solutions. We offer a diversified collection of products that includes networking and switching products, fire detection and building life-safety products, TV and radio broadcast antennas and towers, life science products and services, transformers, compaction equipment, high-integrity castings, dock products and systems, cooling towers, air filtration products, valves, back-flow protection devices and fluid handling, metering and mixing solutions. Our products and services also include specialty service tools, diagnostic systems, service equipment and technical information services. Our products are used by a broad group of customers that serve a diverse group of industries including chemical processing, pharmaceuticals, infrastructure, mineral processing, petrochemical, telecommunications, financial services, transportation and power generation.

      On May 24, 2001, we completed the acquisition of United Dominion Industries Limited ("UDI") in an all-stock transaction valued at $1,066.9 million. A total of 9.385 million shares were issued (3.890 million from treasury) to complete the transaction. We also assumed or refinanced $884.1 million of UDI debt bringing the total transaction value to $1,951.0 million. UDI manufactured proprietary engineered and flow technology products primarily for industrial and commercial markets worldwide. UDI, which had sales of $2,366.2 million in 2000, is included in our financial statements beginning May 25, 2001 and is represented in the description of the company above.

      Our company is a Delaware corporation. Our principal executive offices are located at 700 Terrace Point Drive, Muskegon, Michigan 49440, and our telephone number is (231) 724-5000.

                                 THE OFFERING

LYONs.......................................           $415,000,000 aggregate principal amount at maturity of LYONs due
                                                       May 9, 2021. We will not pay interest on the LYONs prior to maturity unless contingent interest becomes payable. Each LYON was issued at a price of $579.12 per LYON and a principal amount at maturity of $1,000.


Maturity of LYONs...........................           May 9, 2021.


Yield to Maturity of LYONs..................           2.75% per year (computed on a semiannual bond equivalent basis)
                                                       calculated from May 9, 2001 excluding any contingent interest.


Conversion Rights...........................           For each LYON surrendered for conversion, a holder will receive
                                                       4.4294 shares of our common stock. The conversion rate will be adjusted for certain reasons specified in the indenture, but will not be adjusted for accrued original issue discount. Upon
                                                       conversion, a holder will not receive any cash payment
                                                       representing accrued original issue discount. Instead, accrued original issue discount will be deemed paid by the shares of common stock received by the holder on conversion.


                                                       Holders may surrender LYONs for conversion into shares of common stock in any calendar quarter commencing after June 30, 2001, if, as of the last day of the preceding calendar quarter, the closing sale price of our common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of such preceding calendar quarter is more than a specified percentage, beginning at 120% and declining .125% per quarter thereafter, of the accreted conversion price per share of common stock on the last trading day of such preceding calendar quarter.
                                                       The accreted conversion price per share as of any day will equal the issue price of a LYON plus the accrued original issue
                                                       discount to that day, divided by the number of shares of common stock issuable upon a conversion of a LYON on that day.


                                                       Holders may also surrender a LYON for conversion during any period in which the credit rating assigned to the LYONs by either
                                                       Moody's or Standard & Poor's is B3 or B -- , respectively, or lower.


                                                       LYONs or portions of LYONs in integral multiples of $1,000 principal amount at maturity called for redemption may be
                                                       surrendered for conversion until the close of business on the second business day prior to the redemption date. In addition, if we make a significant distribution to our stockholders or if we are a party to certain consolidations, mergers or binding share exchanges, LYONs may be surrendered for conversion as provided in
                                                       "Description of LYONs -- Conversion Rights." The ability to surrender LYONs for conversion will expire at the close of business on May 9, 2021. See "Certain United States Federal
                                                       Income Tax Consequences" and "Description of LYONs -- Conversion
                                                       Rights."


Original Issue Discount.....................           We issued the LYONs at a substantial discount to their principal amount at maturity.  The original issue discount began to accrue daily at a rate of 2.75% per year beginning on May 9, 2001, the issue date of the LYONs, calculated on a semiannual bond
                                                       equivalent basis, using a 360-day year comprised of twelve 30-day months. The accrual of imputed interest income, also referred to as tax original issue discount, as calculated for United States federal income tax purposes, will exceed the accrued original issue discount. See "Certain United States Federal Income Tax
                                                       Consequences -- Accrual of Interest on the LYONs."


Contingent Interest.........................           We will pay contingent interest to the holders of LYONs during any six-month period from May 9 to November 8 and from November 9 to May 8, commencing May 9, 2005, if the average market price of a LYON for the five trading days ending on the second trading day immediately preceding the relevant six-month period equals 120%
                                                       or more of the sum of the issue price and accrued original issue discount for such LYON to the day immediately preceding the relevant six-month period. Notwithstanding the above, if we declare a dividend for which the record date falls prior to the first day of a six-month period but the payment date falls within such six-month period, then the five trading day period for determining the average market price of a LYON will be the five trading days ending on the second trading day immediately
                                                       preceding such record date.


                                                       The amount of contingent interest payable per LYON in respect of any quarterly period will equal the greater of .0625% of such average market price of a LYON for the five trading day period referred to above or any regular cash dividends paid by us per share on our common stock during that quarterly period multiplied by the number of shares of common stock issuable upon conversion of a LYON.


                                                       Contingent interest, if any, will accrue and be payable to holders of LYONs as of the 15th day preceding the last day of the relevant six-month period or, if we pay a regular cash dividend on our common stock during a quarter within the relevant
                                                       six-month period, to holders of LYONs as of the record date for the related common stock dividend. Such payments will be paid on the last day of the relevant six-month period or, if we pay a regular cash dividend on our common stock during a quarter within the relevant six-month period, on the payment date of the related common

                                                       stock dividend. The original issue discount will continue
                                                       to accrue at the yield to maturity whether or not contingent interest is paid.


Ranking.....................................           The LYONs are unsecured and unsubordinated obligations and rank equal in right of payment to all our existing and future
                                                       unsecured and unsubordinated indebtedness. However, the LYONs are effectively subordinated to all existing and future obligations of our subsidiaries and to our obligations that are secured to the extent of the security.


                                                       As of June 30, 2001, we had approximately $2.5 billion of total indebtedness outstanding, approximately $1.9 billion of which would have been secured indebtedness.  Our subsidiaries are obligated under substantially all of our indebtedness (other than the February LYONs) and guaranteed our senior credit facility.
                                                       See "Risk Factors -- The LYONs are structurally subordinated.
                                                       This may affect your ability to receive payments on the LYONs."


Tax Original Issue Discount.................           The LYONs are debt instruments subject to the United States federal income tax contingent payment debt regulations. You should be aware that, even if we do not pay any cash interest
                                                       (including any contingent interest) on the LYONs, you will be required to include interest in your gross income for United
                                                       States federal income tax purposes. This imputed interest, also referred to as tax original issue discount, will accrue at a rate equal to 8.75% per year, computed on a semiannual bond equivalent basis, which represents the yield on our noncontingent,
                                                       nonconvertible, fixed-rate debt with terms otherwise similar to the LYONs. The rate at which the tax original issue discount will accrue for United States federal income tax purposes will exceed the stated yield of 2.75% for the accrued original issue discount.


                                                       You will also recognize gain or loss on the sale, exchange, conversion or redemption of a LYON in an amount equal to the difference between the amount realized on the sale, exchange, conversion or redemption, including the fair market value of any common stock received upon conversion or otherwise, and your adjusted tax basis in the LYON. Any gain recognized by you on the sale, exchange, conversion or redemption of a LYON generally will be ordinary interest income; any loss will be ordinary loss to the extent of the interest previously included in income, and thereafter, capital loss. See "Certain United States Federal
                                                       Income Tax Consequences."


Sinking Fund................................           None.


Redemption of LYONs at the Option                      We may redeem all or a portion of the LYONs for cash at any time
   of SPX...................................           on or after May 9, 2005, at the redemption prices set forth in this

                                                       prospectus. See "Description of LYONs -- Redemption of LYONs at the Option of SPX."


Purchase of LYONs at the Option of the                 Holders may require us to purchase all or a portion of their
   Holder...................................           LYONs on May 9, 2003, for a price equal to $611.63 per LYON, on
                                                       May 9, 2005, for a price equal to $645.97 per LYON, and on May 9,
                                                       2009, for a price equal to $720.55 per LYON. We may choose to pay the purchase price in cash or in shares of common stock or a combination of cash and common stock. See "Description of LYONs
                                                       -- Purchase of LYONs at the Option of the Holder."


Change in Control...........................           Upon a change in control of SPX occurring on or before May 9,
                                                       2005, each holder may require us to repurchase all or a portion of such holder's LYONs for cash at a price equal to 100% of the issue price for such LYONs plus accrued original issue discount to the date of repurchase. See "Description of LYONs -- Change in
                                                       Control Permits Purchase of LYONs by SPX at the Option of the
                                                       Holder."


Optional Conversion to Semiannual
   Coupon Notes Upon Tax Event..............           After the occurrence of a Tax Event, as defined below, we will have the option to convert the LYONs to notes on which we will pay interest in cash semiannually. In such cases, interest will accrue at a rate of 2.75% per year on a restated principal amount equal to the issue price of the LYONs plus accrued original issue discount to the option exercise date. Interest will be computed on the basis of a 360-day year of twelve 30-day months and will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the option exercise date.
                                                       In such event, the redemption price, purchase price and change in control purchase price will be adjusted, and contingent interest will cease to accrue on the LYONs. Exercise of this option by us will not affect a holder's conversion rights. See "Description of
                                                       LYONs -- Optional Conversion to Semiannual Coupon Notes Upon Tax
                                                       Event."


Use of Proceeds.............................           The proceeds of this offering were used to finance a portion of the UDI acquisition.


DTC Eligibility.............................           The LYONs have been issued in book-entry form and will be
                                                       represented by permanent global certificates deposited with a custodian for and registered in the name of a nominee of DTC in
                                                       New York, New York. Beneficial interests in any such securities will be shown on, and transfers will be effected only through, records maintained by DTC and its direct and indirect
                                                       participants and any such interest may not be exchanged for certificated securities, except in limited circumstances. See
                                                       "Description of LYONs -- Book-Entry System."

Trading Symbol for our Common Stock.........           Our common stock is traded on the New York Stock Exchange and the
                                                       Pacific Stock Exchange under the symbol "SPW."

                                  RISK FACTORS

      You should carefully consider the risks described below before making a decision to invest in our securities. Some of the following factors relate principally to our business and the industry in which we operate. Other factors relate principally to your investment in our securities. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also adversely affect our business and operations.

      If any of the matters included in the following risks were to occur, our business, financial condition, results of operations, cash flows or prospects could be materially adversely affected. In such case, the trading price of our common stock could decline and you could lose all or part of your investment.

                         RISKS RELATED TO THIS OFFERING

AN ACTIVE TRADING MARKET FOR LYONS MAY NOT DEVELOP.

      We cannot assure you that an active trading market for the LYONs will develop or as to the liquidity or sustainability of any such market, the ability of the holders to sell their LYONs or the price at which holders of the LYONs will be able to sell their LYONs. Future trading prices of the LYONs will depend on many factors, including, among other things, prevailing interest rates, our operating results, the market price of our common stock and the market for similar securities. In addition, a holder's right to convert LYONs into shares of our common stock is subject to conditions which, if not satisfied, could result in a holder receiving less than the value of the common stock into which a LYON is otherwise convertible. This contingent conversion feature could adversely affect the value of and trading prices for the LYONs.

WE MAY NOT HAVE THE ABILITY TO RAISE THE FUNDS NECESSARY TO FINANCE THE PURCHASE OF LYONS AT THE OPTION OF THE HOLDERS OR IN A CHANGE IN CONTROL REPURCHASE.

      The terms of our credit facility restrict the use of cash or stock to repurchase LYONs. If such restrictions do not enable us to use cash to repurchase all LYONs submitted to us, we will be required to pay all or a portion of the purchase price in shares of our common stock, subject to satisfying the conditions in the indenture for making such payments. If we do not satisfy the conditions in the indenture to use our common stock to pay the purchase price, we could be in default of our obligations on the LYONs. See "Description of LYONs -- Purchase of LYONs at the Option of the Holder."

      In addition, upon the occurrence of certain specific kinds of change in control events occurring on or before May 9, 2005, we will be required to offer to repurchase all outstanding LYONs. However, it is possible that upon a change in control we will not have sufficient funds at that time to make the required repurchase of LYONs or that restrictions in our credit facility or other indebtedness will not allow those repurchases. In addition, certain important corporate events, such as leveraged recapitalizations that would increase the level of our indebtedness, would not constitute a "Change in Control" under the indenture. See "Description of LYONs -- Purchase of LYONs at the Option of the Holder" and " -- Change in Control Permits Purchase of LYONs by SPX at the Option of the Holder."

YOU SHOULD CONSIDER THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF OWNING LYONS.

      The LYONs will be characterized as indebtedness of ours for United States federal income tax purposes. Accordingly, you will be required to include, in your income, interest with respect to the LYONs.

      The LYONs will constitute contingent payment debt instruments. As a result, you will be required to include amounts in income, as ordinary income, in advance of the receipt of the cash attributable thereto. The amount of interest income required to be included by you for each year will be in excess of the yield to maturity of the LYONs. You will recognize gain or loss on the sale, purchase by us at your option, conversion or redemption of a LYON in an amount equal to the difference between the amount realized on the sale, purchase by us at your option, conversion or redemption, including the fair market value of any common stock received upon conversion or otherwise, and your adjusted tax basis in the LYON. Any gain recognized by you on the sale, purchase by us at your option, conversion or redemption of a LYON generally will be ordinary interest income; any loss will be ordinary loss to the extent of the interest previously included in income, and thereafter, capital loss. A summary of the United States federal income tax consequences of ownership of the LYONs is described in this prospectus under the heading "Certain United States Federal Income Tax Consequences."

THE LYONS ARE STRUCTURALLY SUBORDINATED. THIS MAY AFFECT YOUR ABILITY TO RECEIVE PAYMENTS ON THE LYONS.

      The LYONs are obligations exclusively of SPX. We conduct a substantial portion of our operations through our subsidiaries. As a result, our cash flow and our ability to service our debt, including the LYONs, depend upon the earnings of our subsidiaries. In addition, we depend on the distribution of earnings, loans or other payments by our subsidiaries to us.

      Our subsidiaries are separate and distinct legal entities. Our subsidiaries have no obligation to pay any amounts due on the LYONs or to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries to us could be subject to statutory or contractual restrictions. Payments to us by our subsidiaries will also be contingent upon our subsidiaries' earnings and business considerations.

      Our right to receive any assets of any of our subsidiaries upon its liquidation or reorganization, and, as a result, the right of the holders of the LYONs to participate in those assets, will be effectively subordinated to the claims of that subsidiary's creditors, including trade creditors. The LYONs do not restrict the ability of our subsidiaries to incur additional indebtedness. In particular, our subsidiaries guarantee all of our obligations under our credit facility and are obligated under a substantial portion of our other indebtedness (other than the February LYONs). In addition, even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to indebtedness held by us.

THE LYONS ARE NOT SECURED BY OUR ASSETS.

      The LYONs will not be secured by any of our assets and do not restrict our incurrence of additional secured debt. Borrowings under our credit facility are secured by substantially all of our assets. At June 30, 2001, we had approximately $2,513.2 million in total indebtedness, approximately $1,577.7 million of which would have been secured. At such date, we had $534.0 million of available borrowing capacity under the revolving senior credit facility after giving effect to $66.0 million reserved for letters of credit outstanding which reduce the availability under our revolving senior credit facility. In addition, at June 30, 2001, our cash balance was $360.3 million. For a description of our indebtedness, please see "Management's Discussion and Analysis of Results of Operations and Financial Condition" in our quarterly reports on Form 10-Q for fiscal quarters ended March 31, 2001 and June 30, 2001 and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our annual report on Form 10-K/A for the fiscal year ended December 31, 2000 and any future Forms 10-Q and 10-K which we file, which are incorporated by reference in this prospectus. If we become insolvent or are liquidated, or payment under our secured indebtedness is accelerated, the lenders under our secured indebtedness would be entitled to exercise the remedies under the secured indebtedness as secured lenders under applicable law and will have a claim on the collateral that would rank senior to the holders of the LYONs. The liquidation value of our assets remaining after payment of such secured indebtedness may not be sufficient to repay in full our unsecured indebtedness, including the LYONs.

OUR LEVERAGE MAY AFFECT OUR BUSINESS AND MAY RESTRICT OUR OPERATING FLEXIBILITY.

      At June 30, 2001, we had approximately $2,513.2 million in total indebtedness. At such date, we had $534.0 million of available borrowing capacity under our revolving senior credit facility after giving effect to $66.0 million reserved for letters of credit outstanding which reduce the availability under our revolving senior credit facility. In addition, at June 30, 2001, our cash balance was $360.3 million. For a description of our indebtedness, please see "Management's Discussion and Analysis of Results of Operations and Financial Condition" in our quarterly reports on Forms 10-Q for the fiscal quarters ended March 31, 2001 and June 30, 2001 and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our annual report on Form 10-K/A for the fiscal year ended December 31, 2000 and any future Forms 10-Q and 10-K which we file, which are incorporated by reference in this prospectus. Subject to certain restrictions set forth in the senior credit facility, we may incur additional indebtedness in the future, including indebtedness incurred to finance, or which is assumed in connection with, acquisitions. We may in the future renegotiate or refinance our senior credit facility with agreements that have different or more stringent terms or split our senior credit facility into two or more facilities with different terms. The level of our indebtedness could:

      - limit cash flow available for general corporate purposes, such as acquisitions and capital expenditures, due to the ongoing cash flow requirements for debt service;

      - limit our ability to obtain, or obtain on favorable terms, additional debt financing in the future for working capital, capital expenditures or acquisitions;

      - limit our flexibility in reacting to competitive and other changes in the industry and economic conditions generally;

      - expose us to a risk that a substantial decrease in net operating cash flows due to economic developments or adverse developments in our business could make it difficult to meet debt service requirements; and

      - expose us to risks inherent in interest rate fluctuations because the existing borrowings are and any new borrowings may be at variable rates of interest, which could result in higher interest expense in the event of increases in interest rates.

      Our ability to make scheduled payments of principal of, to pay interest on, or to refinance our indebtedness and to satisfy our other debt obligations will depend upon our future operating performance, which may be affected by general economic, financial, competitive, legislative, regulatory, business and other factors beyond our control. We will not be able to control many of these factors, such as the economic conditions in the markets in which we operate and initiatives taken by our competitors. In addition, there can be no assurance that future borrowings or equity financing will be available for the payment or refinancing of our indebtedness. If we are unable to service our indebtedness, whether in the ordinary course of business or upon acceleration of such indebtedness, we may be forced to pursue one or more alternative strategies, such as restructuring or refinancing our indebtedness, selling assets, reducing or delaying capital expenditures or seeking additional equity capital. There can be no assurance that any of these strategies could be effected on satisfactory terms, if at all.

WE MAY NOT BE ABLE TO FINANCE FUTURE NEEDS OR ADAPT OUR BUSINESS PLAN TO CHANGES IN ECONOMIC OR BUSINESS CONDITIONS BECAUSE OF RESTRICTIONS PLACED ON US BY OUR SENIOR CREDIT FACILITY AND THE INSTRUMENTS GOVERNING OUR OTHER INDEBTEDNESS.

      Our senior credit facility and other agreements governing our other indebtedness contain or may contain covenants that restrict our ability to make distributions or other payments to our investors and creditors unless certain financial tests or other criteria are satisfied. We must also comply with certain specified financial ratios and tests. In some cases, our subsidiaries are subject to similar restrictions which may restrict their ability to make distributions to us. In addition, our senior credit facility and these other agreements contain or may contain additional affirmative and negative covenants. All of these restrictions could affect our ability to operate our business and may limit our ability to take advantage of potential business opportunities such as acquisitions as they arise.

      If we do not comply with these or other covenants and restrictions contained in our senior credit facility and other agreements governing our indebtedness, we could be in default under those agreements, and the debt, together with accrued interest, could then be declared immediately due and payable. If we default under our senior credit facility, the lenders could cause all of our outstanding debt obligations under our senior credit facility to become due and payable, require us to apply all of our cash to repay the indebtedness or prevent us from making debt service payments on any other indebtedness we owe. In addition, any default under our senior credit facility or agreements governing our other indebtedness could lead to an acceleration of debt under other debt instruments that contain cross-acceleration or cross-default provisions. If the indebtedness under our senior credit facility is accelerated, we may not have sufficient assets to repay amounts due under our senior credit facility, the February LYONs, the LYONs or under other debt securities then outstanding. Our ability to comply with these provisions of our senior credit facility and other agreements governing our other indebtedness may be affected by changes in the economic or business conditions or other events beyond our control.

OUR FAILURE TO SUCCESSFULLY INTEGRATE UDI AND OTHER RECENT ACQUISITIONS, AS WELL AS ANY FUTURE ACQUISITIONS, COULD HAVE A NEGATIVE EFFECT ON OUR OPERATIONS; OUR ACQUISITIONS COULD CAUSE UNEXPECTED FINANCIAL DIFFICULTIES.

      As part of our business strategy, we evaluate potential acquisitions in the ordinary course. In 2000, we made 21 acquisitions of businesses for an aggregate price of approximately $226.8 million. Excluding the UDI acquisition, in the first half of 2001, we made nine acquisitions of businesses for an aggregate purchase price of approximately $130.8 million. Our past acquisitions, particularly the acquisition of UDI which had sales of approximately $2,366.2 million for the year ended December 31, 2000, and any potential future acquisitions, involve a number of risks and present financial, managerial and operational challenges, including:

         - adverse effects on our reported operating results due to charges to earnings and the amortization of goodwill associated with acquisitions;

         - diversion of management attention from running our existing businesses;

         - difficulty with integration of personnel and financial and other systems;

         - increased expenses, including compensation expenses resulting from newly-hired employees;

         - increased foreign operations which may be difficult to assimilate;

         - assumption of known and unknown liabilities and increased litigation; and

         - potential disputes with the sellers of acquired businesses, technologies, services or products.

      We may not be able to integrate successfully the technology, operations and personnel of any acquired business. Customer dissatisfaction or performance problems with an acquired business, technology, service or product could also have a material adverse effect on our reputation and business. In addition, any acquired business, technology, service or product could underperform relative to our expectations. We could also experience financial or other setbacks if any of the businesses that we have acquired or may acquire in the future have problems or liabilities of which we are not aware or which are substantially greater than we anticipate. In addition, as a result of future acquisitions, we may further increase our leverage or, if we issue equity securities to pay for the acquisitions, significantly dilute our existing stockholders.

WE MAY NOT ACHIEVE THE EXPECTED COST SAVINGS AND OTHER BENEFITS OF OUR ACQUISITIONS, INCLUDING UDI.

      As a result of our acquisitions, including the acquisition of UDI, we incur integration expenses for the incremental costs to exit and consolidate activities, to involuntarily terminate employees, and for other costs to integrate operating locations and other activities of these companies with SPX. Generally accepted accounting principles require that these acquisition integration expenses, which are not associated with the generation of future revenues and have no future economic benefit, be reflected as assumed liabilities in the allocation of the purchase price to the net assets acquired. On the other hand, these same principles require that acquisition integration expenses associated with integrating SPX operations into locations of the acquired company's must be recorded as expense. Accordingly, these expenses are not included in the allocation of purchase price of the company acquired. Over the past five years, we have recorded several special charges to our results of operations associated with cost reductions, integrating acquisitions and achieving operating efficiencies. We believe that our actions have been required to improve our operations and, as described above, we will, if necessary, record future charges as appropriate to address costs and operational efficiencies at the combined company.

      We believe our anticipated savings from the cost reduction and integration actions associated with the UDI acquisition should exceed $100.0 million on an annualized basis. Our current integration plan focuses on three key areas of cost savings: (1) manufacturing process and supply chain rationalization, including plant closings, (2) elimination of redundant administrative overhead and support activities, and (3) restructuring and repositioning sales and marketing organizations to eliminate redundancies in these activities. While we believe these cost savings to be reasonable, they are inherently estimates which are difficult to predict and are necessarily speculative in nature. In addition, we cannot assure you that unforeseen factors will not offset the estimated cost savings or other benefits from the acquisition. As a result, our actual cost savings, if any, and other anticipated benefits could differ or be delayed, compared to our estimates and from the other information contained in this prospectus.

WE MAY NOT BE ABLE TO CONSUMMATE ACQUISITIONS AT OUR PRIOR RATES WHICH COULD NEGATIVELY IMPACT US.

      We may not be able to consummate acquisitions at similar rates to our past acquisition rates, which could materially impact our growth rate, results of operations and stock price. Our ability to continue to achieve our goals may depend upon our ability to identify and successfully acquire companies, businesses and product lines, to effectively integrate these businesses and achieve cost effectiveness. We may also need to raise additional funds to consummate these acquisitions.

THE LOSS OF KEY PERSONNEL AND ANY INABILITY TO ATTRACT AND RETAIN QUALIFIED EMPLOYEES COULD MATERIALLY ADVERSELY IMPACT OUR OPERATIONS.

      We are dependent on the continued services of our management team, including our Chairman of the Board, President and Chief Executive Officer. The loss of such personnel without adequate replacement could have a material adverse effect on us. Additionally, we need qualified managers and skilled employees with technical and manufacturing industry experience in order to operate our business successfully. From time to time there may be a shortage of skilled labor which may make it more difficult and expensive for us to attract and retain qualified employees. If we are unable to attract and retain qualified individuals or our costs to do so increase significantly, our operations would be materially adversely affected.

MANY OF THE INDUSTRIES IN WHICH WE OPERATE ARE CYCLICAL AND, ACCORDINGLY, OUR BUSINESS IS SUBJECT TO CHANGES IN THE ECONOMY; PRESSURE FROM ORIGINAL EQUIPMENT MANUFACTURERS TO REDUCE COSTS COULD ADVERSELY AFFECT OUR BUSINESS.

      Many of the business areas in which we operate are subject to specific industry and general economic cycles. Certain businesses are subject to industry cycles, including, but not limited to, the automotive industries which influence our Service Solutions and Industrial Products and Services segments, the electric power and construction and infrastructure markets which influence our Industrial Products and Services segment, the telecommunications networks and building construction industries which influence our Technical Products and Systems segment, and process equipment, chemical and petrochemical markets which influence our Flow Technology segment. Accordingly, any downturn in these or other markets in which we participate could materially adversely affect us. A decline in automotive sales and production may also affect not only sales of components, tools and services to vehicle manufacturers and their dealerships, but also sales of components, tools and services to aftermarket customers, and could result in a decline in our results of operations or a deterioration in our financial condition. Similar cyclical changes could also affect aftermarket sales of products in our other segments. If demand changes and we fail to respond accordingly, our results of operations could be materially adversely affected in any given quarter. The business cycles of our different operations may occur contemporaneously. Consistent with most multi-industry, capital goods companies, our businesses have been impacted in 2001 by the soft economic conditions. There can be no assurance that the economic downturn will not worsen or that we will be able to sustain existing or create additional cost reductions to offset economic conditions.

      There is also substantial and continuing pressure from the major original equipment manufacturers, particularly in the automotive industry, to reduce costs, including the cost of products and services purchased from outside suppliers such as us. If in the future we were unable to generate sufficient cost savings to offset price reductions, our gross margins could be materially adversely affected.

IF FUTURE CASH FLOWS ARE INSUFFICIENT TO RECOVER THE CARRYING VALUE OF OUR GOODWILL, A MATERIAL NON-CASH CHARGE TO EARNINGS COULD RESULT.

      At June 30, 2001, we had goodwill and intangible assets of approximately $2,546.0 million and shareholders' equity of approximately $1,617.0 million. We expect to recover the carrying value of goodwill through our future cash flows. On an ongoing basis, we evaluate, based on projected undiscounted cash flows, whether we will be able to recover all or a portion of the carrying value of goodwill. If future cash flows are insufficient to recover the carrying value of our goodwill, we must write off a portion of the unamortized balance of goodwill. There can be no assurance that circumstances will not change in the future that will affect the useful life or carrying value of our goodwill and accordingly require us to take a charge to write off a portion of our goodwill.

      On July 20, 2001 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141 "Business Combinations" ("SFAS 141") and Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" ("SFAS 142"). We will adopt SFAS 141 and SFAS 142 for our fiscal year beginning on January 1, 2002. We are currently evaluating the provisions of SFAS 141 and SFAS 142 and the impact that adoption will have on our financial position and results of operations.

WE ARE SUBJECT TO ENVIRONMENTAL AND SIMILAR LAWS AND POTENTIAL LIABILITY RELATING TO CERTAIN CLAIMS, COMPLAINTS AND PROCEEDINGS, INCLUDING THOSE RELATING TO ENVIRONMENTAL AND OTHER MATTERS, ARISING IN THE ORDINARY COURSE OF BUSINESS.

      We are subject to various environmental laws, ordinances, regulations, and other requirements of government authorities in the United States and other nations. Such requirements may include, for example, those governing discharges from and materials handled as part of, our operations, the remediation of soil and groundwater contaminated by petroleum products or hazardous substances or wastes, and the health and safety of our employees. Under certain of these laws, ordinances or regulations, a current or previous owner or operator of property may be liable for the costs of investigation, removal or remediation of certain hazardous substances or petroleum products on, under, or in its property, without regard to whether the owner or operator knew of, or caused, the presence of the contaminants, and regardless of whether the practices that resulted in the contamination were legal at the time they occurred. The presence of, or failure to remediate properly, such substances may have adverse effects, including, for example, substantial investigative or remedial obligations, and limits on the ability to sell or rent such property or to borrow funds using such property as collateral. In connection with our acquisitions and divestitures, we may assume or retain significant environmental liabilities some of which we may not be aware. Future developments related to new or existing environmental matters or changes in environmental laws or policies could lead to material costs for environmental compliance or cleanup. There can be no assurance that such liabilities and costs will not have a material adverse effect on our results of operations or financial position in the future.

      Numerous claims, complaints and proceedings arising in the ordinary course of business, including but not limited to those relating to environmental matters, competitive issues, contract issues, intellectual property matters, personal injury and product liability claims, and workers' compensation have been filed or are pending against us and certain of our subsidiaries. We have insurance and indemnification for a portion of such items. In our opinion, these matters are individually or in the aggregate either without merit or are of a kind as should not have a material adverse effect on our financial position, results of operations, or cash flows if disposed of unfavorably. However, there can be no assurance that recoveries for insurance and indemnification will be available or that any such claims or other matters could not have a material adverse effect on our financial position, results of operations or cash flows. Additionally, in connection with our acquisitions, we may become subject to significant claims of which we were unaware at the time of the acquisition or the claims that we were aware of may result in our incurring a significantly greater liability than we anticipated.

OUR INRANGE SUBSIDIARY IS SUBJECT TO VARIOUS RISKS AND ANY MATERIAL ADVERSE EFFECT ON INRANGE COULD MATERIALLY ADVERSELY AFFECT OUR FINANCIAL RESULTS.

      We own approximately 89.5% of the total number of outstanding shares of common stock of Inrange Technologies Corporation. Based on the closing price of Inrange's Class B common stock on August 27, 2001, Inrange's market capitalization was approximately $817,847.1 million on such date. Inrange is a high technology company and is subject to additional and different risks, and its public equity trades similar to other technology businesses. Any adverse effect on Inrange could affect us. In addition to the risks described herein for our business as a whole, Inrange is subject to the following risks:

         - Inrange's business will suffer if it fails to develop, successfully introduce and sell new and enhanced high quality, technologically advanced cost-effective products that meet the changing needs of its customers on a timely basis. Inrange's competitors may develop new and more advanced products on a regular basis;

         - Inrange relies on a sole manufacturer to produce one of its key products and on sole sources of supply for some key components in its products. Any disruption in these relationships could increase product costs and reduce Inrange's ability to provide its products or develop new products on a timely basis; and

         - The price for Inrange's products may decrease in response to competitive pricing pressures, maturing life cycles, new product introductions and other factors. Accordingly, Inrange's profitability may decline unless it can reduce its production and sales costs or develop new higher margin products.

      The foregoing is a summary of the risk factors applicable to Inrange. For a more complete description of those risks, please see "Risk Factors" in Inrange's annual report of Form 10-K for the fiscal year ended December 31, 2000, which section is incorporated by reference in this prospectus. See "Where You Can Find More Information."

DIFFICULTIES PRESENTED BY INTERNATIONAL ECONOMIC, POLITICAL, LEGAL, ACCOUNTING AND BUSINESS FACTORS COULD NEGATIVELY AFFECT OUR INTERESTS AND BUSINESS EFFORT.

      In 2000, on a pro forma basis for our acquisition of UDI, approximately 27% of our sales were international, including export sales. In addition, in 2000, approximately 40% of Inrange's sales were international, including export sales. We are seeking to increase our sales outside the United States. Our international operations require us to comply with the legal requirements of foreign jurisdictions and expose us to the political consequences of operating in foreign jurisdictions. Our foreign business operations are also subject to the following risks:

         - difficulty in managing, operating and marketing our international operations because of distance, as well as language and cultural differences;

         - increased strength of the U.S. dollar will increase the effective price of our products sold in U.S. dollars which may have a material adverse effect on sales or require us to lower our prices and also decrease our reported revenues or margins in respect of sales conducted in foreign currencies to the extent we are unable or determine not to increase local currency prices; likewise, decreased strength of the U.S. dollar could have a material adverse effect on the cost of materials and products purchased overseas;

         - difficulty entering new international markets due to greater regulatory barriers than the United States and differing political systems;

         - increased costs due to domestic and foreign customs and tariffs, potentially adverse tax consequences, including imposition or increase of withholding and other taxes on remittances and other payments by subsidiaries, and transportation and shipping expenses;

         - credit risk or financial condition of local customers and distributors;

         -  potential difficulties in staffing and labor disputes;

         -  risk of nationalization of private enterprises;

         -  increased costs of transportation or shipping;

         -  potential difficulties in protecting intellectual property;

         -  potential imposition of restrictions on investments; and

         - local political and social conditions, including the possibility of hyperinflationary conditions and political instability in certain countries.

      As we continue to expand our international operations, including as a result of the UDI acquisition, these and other risks associated with international operations are likely to increase. In addition, as we enter new geographic markets, we may encounter significant competition from the primary participants in such markets, some of which may have substantially greater resources than we do.

FUTURE INCREASES IN THE NUMBER OF SHARES OF OUR OUTSTANDING COMMON STOCK COULD ADVERSELY AFFECT OUR COMMON STOCK PRICE OR DILUTE OUR EARNINGS PER SHARE.

      Sales of a substantial number of shares of common stock into the public market, or the perception that these sales could occur, could have a material adverse effect on our stock price. If certain conditions are met, the February LYONs and the LYONs could be converted into shares of our common stock. The shares covered by February LYONs have been registered under the Securities Act and the shares under the LYONs will be covered by a registration statement. Subject to adjustment, the February LYONs and the LYONs could be converted into an aggregate of 6,624,540 shares of common stock. In addition, as of June 30, 2001, approximately 8,778,229 shares of our common stock are issuable upon exercise of outstanding stock options by employees and non-employee directors. Under our employee stock option plan and non-employee director stock option plan, approximately 5,845,821 shares of our common stock are reserved for future issuance of additional options and shares under these plans. Additionally, we may issue a significant number of additional shares in connection with our acquisitions. We have also filed a registration statement for 4,300,000 shares of common stock which may be issued in acquisitions and an additional registration statement for $1,000,000,000 of common stock or debt securities. Any such additional shares could also have a dilutive effect on our earnings per share.

PROVISIONS IN OUR CORPORATE DOCUMENTS AND DELAWARE LAW MAY DELAY OR PREVENT A CHANGE IN CONTROL OF OUR COMPANY, AND ACCORDINGLY, WE MAY NOT CONSUMMATE A TRANSACTION THAT OUR STOCKHOLDERS CONSIDER FAVORABLE.

      Provisions of our Certificate of Incorporation and By-laws may inhibit changes in our control not approved by our Board. We also have a rights plan designed to make it more costly and thus more difficult to gain control of us without the consent of our Board. We are also afforded the protections of
Section 203 of the Delaware General Corporation Law, which could have similar effects. See "Description of Capital Stock."


                                 USE OF PROCEEDS

      We will not receive any of the proceeds from the sale of the LYONs or common shares by the selling securityholders.


                       RATIO OF EARNINGS TO FIXED CHARGES

      The following table sets forth the ratio of earnings to fixed charges of SPX for the years ended December 31, 1996, 1997, 1998, 1999, and 2000 and for the six months ended June 30, 2000 and 2001.

                                                                                                        SIX MONTHS ENDED
                                                                FISCAL YEAR ENDED DECEMBER 31,               JUNE 30,
                                                         -------------------------------------------    -----------------
                                                          1996     1997     1998(2)    1999     2000     2000      2001
Ratio of earnings to fixed charges(1)...............       5.7      7.7     (0.3)       1.8     3.0       3.9     2.5

(1) For the purposes of determining the ratio of earnings to fixed charges, earnings consist of income from continuing operations and fixed charges. Fixed charges include gross interest expense, amortization of deferred financing expenses and an amount equivalent to interest included in rental charges. We have assumed that one-third of rental expense is representative of the interest factor.

(2) For the fiscal year ended December 31, 1998, earnings were not sufficient to cover fixed charges by approximately $42.0 million.

                              DESCRIPTION OF LYONS

      We issued the LYONs under a senior indenture dated as of May 9, 2001, between us and The Chase Manhattan Bank, as trustee. The following summarizes the material provisions of the LYONs and the indenture. The following summary is not complete and is subject to, and qualified by reference to, all of the provisions of the LYONs and the indenture. As used in this description, the words "we," "us," "our" or "SPX" do not include any current or future subsidiary of SPX.

GENERAL

      On May 9, 2001, we issued $415,000,000 aggregate principal amount at maturity of the LYONs in a private placement. The LYONs mature on May 9, 2021. The LYONs are payable at the office of the paying agent, which initially will be an office or agency of the trustee, or an office or agency maintained by us for such purpose, in the Borough of Manhattan, The City of New York.

      We issued the LYONs at a substantial discount from their principal amount at maturity. Except as described below, we will not make periodic payments of interest on the LYONs. Each LYON was issued at an issue price of $579.12 per LYON. However, the LYONs will accrue original issue discount while they remain outstanding. Original issue discount is the difference between the issue price and the principal amount at maturity of a LYON. Original issue discount will be calculated on a semi-annual bond equivalent basis, using a 360-day year composed of twelve 30-day months. Original issue discount began to accrue as of May 9, 2001, the deemed issue date of the LYONs.

      The LYONs are debt instruments subject to the contingent payment debt regulations. The LYONs are issued with original issue discount for United States federal income tax purposes. Even if we do not pay any cash interest (including any contingent interest) on the LYONs, holders will be required to include accrued tax original issue discount in their gross income for United States federal income tax purposes. The rate at which the tax original issue discount will accrue will exceed the stated yield of 2.75% for the accrued original issue discount described above. See "Certain United States Federal Income Tax Consequences."

      Maturity, conversion, purchase by us at the option of a holder or redemption of a LYON will cause original issue discount and interest, if any, to cease to accrue on such LYON. We may not reissue a LYON that has matured or been converted, purchased by us at the option of a holder, redeemed or otherwise cancelled, except for registration of transfer, exchange or replacement of such LYON.

      LYONs may be presented for conversion at the office of the conversion agent, and for exchange or registration of transfer at the office of the registrar, each such agent initially being the trustee.

RANKING OF LYONS

      The LYONs are unsecured and unsubordinated obligations. The LYONs rank equal in right of payment to all of our existing and future unsecured and unsubordinated indebtedness.

      The LYONs are obligations exclusively of SPX. We conduct a substantial portion of our operations through our subsidiaries. As a result, our cash flow and our ability to service our debt, including the LYONs, depends upon the earnings of our subsidiaries. In addition, we depend on the distribution of earnings, loans or other payments by our subsidiaries to us. Payments to us by our subsidiaries will also be contingent upon our subsidiaries' earnings and business considerations. Our right to receive any assets of any of our subsidiaries upon its liquidation or reorganization, and, as a result, the right of the holders of the LYONs to participate in those assets, will be effectively subordinated to the claims of that subsidiary's creditors, including trade creditors. In particular, substantially all of our subsidiaries guarantee all of our obligations under our credit agreement. See "Risk Factors -- The LYONs are structurally subordinated. This may affect your ability to receive payments on the LYONs."

      Borrowings under our credit facility are secured by substantially all of our assets and the LYONs do not restrict the incurrence of additional secured indebtedness. If we become insolvent or are liquidated, or payment under our secured indebtedness is accelerated, the lenders under our secured indebtedness would be entitled to exercise the remedies under the secured indebtedness as secured lenders under applicable law and will have a claim on the collateral that would rank senior to the holders of the LYONs. The liquidation value of our assets remaining after payment of such secured indebtedness may not be sufficient to repay in full our unsecured indebtedness, including the LYONs. See "Risk Factors -- The LYONs are not be secured by our assets."

CONVERSION RIGHTS

      The initial conversion rate is 4.4294 shares of common stock per LYON, subject to adjustment upon the occurrence of certain events described below. A holder of a LYON otherwise entitled to a fractional share will receive cash in an amount equal to the value of such fractional share based on the sale price, as defined below, on the trading day immediately preceding the conversion date.

      Conversion Based on Common Stock Price. Holders may surrender LYONs for conversion into shares of common stock in any calendar quarter commencing after June 30, 2001, if, as of the last day of the preceding calendar quarter, the closing sale price of our common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of such preceding calendar quarter is more than a specified percentage, beginning at 120% and declining .125% per quarter thereafter, of the accreted conversion price per share of common stock on the last trading day of such preceding calendar quarter. The accreted conversion price per share as of any day will equal the issue price of a LYON plus the accrued original issue discount to that day, divided by the number of shares of common stock issuable upon conversion of a LYON on that day.

      The table below shows the conversion trigger price per share of our common stock in respect of each of the first 16 calendar quarters. These prices reflect the accreted conversion price per share of common stock multiplied by the applicable percentage for the respective calendar quarter. Thereafter, the accreted conversion price per share of common stock increases each calendar quarter by the accreted original issue discount for the quarter and the applicable percentage declines by .125% per quarter. The conversion trigger price for the calendar quarter beginning April 1, 2021 is $247.91.

                                               (1)                                (3)
                                            ACCRETED                         CONVERSION
                                           CONVERSION         (2)             TRIGGER
                                            PRICE PER     APPLICABLE           PRICE
                      QUARTER*                SHARE       PERCENTAGE           (1)X(2)
                      --------                -----       ----------           -------
               2001
                 Third Quarter.....        $  131.26       120.0000%         $  157.52
                 Fourth Quarter....           132.16       119.8750%            158.43
               2002
                 First Quarter.....           133.07       119.7500%            159.35
                 Second Quarter....           133.98       119.6250%            160.27
                 Third Quarter.....           134.90       119.5000%            161.20
                 Fourth Quarter....           135.82       119.3750%            162.14
               2003
                 First Quarter.....           136.75       119.2500%            163.08
                 Second Quarter....           137.69       119.1250%            164.02
                 Third Quarter.....           138.63       119.0000%            164.97
                 Fourth Quarter....           139.58       118.8750%            165.93
               2004
                 First Quarter.....           140.54       118.7500%            166.89
                 Second Quarter....           141.50       118.6250%            167.86
                 Third Quarter.....           142.47       118.5000%            168.83
                 Fourth Quarter....           143.45       118.3750%            169.81
               2005
                 First Quarter.....           144.43       118.2500%            170.79
                 Second Quarter....           145.42       118.1250%            171.78

----------

* This table assumes that the last day of each quarter is a trading day and that no events have occurred that would require an adjustment to the conversion rate.

      Conversion Based on Credit Ratings. Holders may also surrender a LYON for conversion during any period in which the credit rating assigned to the LYONs by either Moody's or Standard & Poor's is B3 or B -- , respectively, or lower.

      Conversion Upon Notice of Redemption. A holder may surrender for conversion a LYON called for redemption at any time prior to the close of business on the second business day immediately preceding the redemption date, even if it is not otherwise convertible at such time. A LYON for which a holder has delivered a purchase notice or a change in control purchase notice as described below requiring us to purchase the LYON may be surrendered for conversion only if such notice is withdrawn in accordance with the indenture.

      Conversion Upon Occurrence of Certain Corporate Transactions. If we are party to a consolidation, merger or binding share exchange pursuant to which the shares of common stock of the company would be converted into cash, securities or other property, the LYONs may be surrendered for conversion at any time from and after the date which is 15 days prior to the anticipated effective date of the transaction until 15 days after the actual date of such transaction and, at the effective time, the right to convert a LYON into shares of common stock will be changed into a right to convert it into the kind and amount of cash, securities or other property of SPX or another person which the holder would have received if the holder had converted the holder's LYON immediately prior to the transaction. If such transaction also constitutes a Change in Control, the holder will be able to require us to purchase all or a portion of such holder's LYONs as described under " -- Change in Control Permits Purchase of LYONs by SPX at the Option of the Holder."

      On conversion of a LYON, a holder will not receive any cash payment of interest representing accrued original issue discount or, except as described below, contingent interest or semiannual interest. Our delivery to the holder of the full number of shares of common stock into which the LYON is convertible, together with any cash payment for such holder's fractional shares, will be deemed:

      - to satisfy our obligation to pay the principal amount at maturity of the LYON; and

      - to satisfy our obligation to pay accrued original issue discount attributable to the period from the issue date through the conversion date.

      As a result, accrued original issue discount is deemed to be paid in full rather than cancelled, extinguished or forfeited. LYONs that are exchanged will remain outstanding with the same terms as were in effect before the exchange.

      If contingent or semiannual interest is payable to holders of LYONs during any particular six-month period, and such LYONs are converted after the applicable accrual or record date therefor and prior to the next succeeding interest payment date, holders of such LYONs at the close of business on the accrual or record date will receive the contingent or semiannual interest payable on such LYONs on the corresponding interest payment date notwithstanding the conversion and such LYONs upon surrender must be accompanied by funds equal to the amount of contingent or semiannual interest payable on the principal amount of LYONs so converted, unless such LYONs have been called for redemption, in which case no such payment shall be required.

      The conversion rate will not be adjusted for accrued original issue discount or any contingent interest. A certificate for the number of full shares of common stock into which any LYON is converted, together with any cash payment for fractional shares, will be delivered through the conversion agent as soon as practicable following the conversion date. For a discussion of the tax treatment of a holder receiving shares of common stock upon conversion, see "Certain United States Federal Income Tax Consequences -- Sale, Exchange, Conversion or Redemption."

      To convert a LYON into shares of common stock, a holder must:

      - complete and manually sign the conversion notice on the back of the LYON or complete and manually sign a facsimile of the conversion notice and deliver the conversion notice to the conversion agent;

      -     surrender the LYON to the conversion agent;

      - if required by the conversion agent, furnish appropriate endorsements and transfer documents; and

      -     if required, pay all transfer or similar taxes.

Pursuant to the indenture, the date on which all of the foregoing requirements have been satisfied is the conversion date.

      The conversion rate will be adjusted for:

      - dividends or distributions on our shares of common stock payable in shares of common stock or other capital stock of SPX;

      - subdivisions, combinations or certain reclassifications of shares of our common stock;

      - distributions to all holders of shares of common stock of certain rights to purchase shares of common stock for a period expiring within 60 days at less than the sale price at the time; and

      - distributions to all holders of our shares of common stock of our assets (including shares of capital stock of, or similar equity interests in, a subsidiary or other business unit of ours) or debt securities or certain rights to purchase our securities (excluding cash dividends or other cash distributions from current or retained earnings unless the annualized amount thereof per share exceeds 5% of the sale price of the shares of common stock on the day preceding the date of declaration of such dividend or other distribution).

      In the event that we pay a dividend or make a distribution on shares of our common stock consisting of capital stock of, or similar equity interests in, a subsidiary or other business unit of ours, the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average closing prices of those securities for the 10 trading days commencing on and including the fifth trading day after the date on which "ex-dividend trading" commences for such dividend or distribution on the principal United States securities exchange or market on which the securities are then listed or quoted.

      In the event we elect to make a distribution described in the third or fourth bullet of the second preceding paragraph which, in the case of the fourth bullet, has a per share value equal to more than 15% of the sale price of our shares of common stock on the day preceding the declaration date for such distribution, we will be required to give notice to the holders of LYONs at least 20 days prior to the ex-dividend date for such distribution and, upon the giving of such notice, the LYONs may be surrendered for conversion at any time until the close of business on the business day prior to the ex-dividend date or until we announce that such distribution will not take place. No adjustment to the conversion rate or the ability of a holder of a LYON to convert will be made if holders of LYONs will participate in the transaction without conversion or in certain other cases.

      The indenture permits us to increase the conversion rate from time to time.

      Our rights plan provides that each share of common stock issued upon conversion of LYONs at any time prior to the distribution of separate certificates representing our rights will be entitled to receive such rights. There shall not be any adjustment to the conversion privilege or conversion rate as a result of such rights, the distribution of separate certificates representing rights, the exercise or redemption of such rights in accordance with any such rights, or the termination or invalidation of such rights. See "Description of Our Capital Stock -- Rights Plan."

      In the event of:

      - a taxable distribution to holders of shares of common stock which results in an adjustment of the conversion rate; or

      -     an increase in the conversion rate at our discretion,

the holders of the LYONs may, in certain circumstances, be deemed to have received a distribution subject to federal income tax as a dividend. See "Certain United States Federal Income Tax Consequences -- Constructive Dividends."

      Upon determination that LYON holders are or will be entitled to convert their LYONs into shares of common stock in accordance with the foregoing provisions, we will issue a press release and publish such information on our website on the World Wide Web.

CONTINGENT INTEREST

      Subject to the accrual and record date provisions described below, we will pay contingent interest to the holders of LYONs during any six-month period from May 9 to November 8 and from November 9 to May 8, commencing May 9, 2005, if the average market price of a LYON for the five trading days ending on the second trading day immediately preceding the relevant six-month period equals 120% or more of the sum of the issue price and accrued original issue discount for such LYON to the day immediately preceding the relevant six-month period. See " -- Redemption of LYONs at the Option of SPX" for some of these values. Notwithstanding the above, if we declare a dividend for which the record date falls prior to the first day of a six-month period but the payment date falls within such six-month period, then the five trading day period for determining the average market price of a LYON will be the five trading days ending on the second trading day immediately preceding such record date.

      The amount of contingent interest payable per LYON in respect of any quarterly period will equal the greater of .0625% of such average market price of a LYON for the five trading day period referred to above or the regular cash dividends paid by us per share on our common stock during that quarterly period multiplied by the number of shares of common stock issuable upon conversion of a LYON.

      Contingent interest, if any, will accrue and be payable to holders of LYONs as of the 15th day preceding the last day of the relevant six-month period or, if we pay a regular cash dividend on our common stock during a quarter within the relevant six-month period, to holders of LYONs as of the record date for the related common stock dividend. Such payments will be paid on the last day of the relevant six-month period or, if we pay a regular cash dividend on our common stock during a quarter within the relevant six-month period, on the payment date of the related common stock dividend. The original issue discount will continue to accrue at the yield to maturity whether or not contingent interest is paid.

      Regular cash dividends are quarterly or other periodic cash dividends on our common stock as declared by our Board as part of its cash dividend payment practices and that are not designated by them as extraordinary or special or other nonrecurring dividends. Since the first quarter of 1997, we have not paid, and we do not intend in the future to pay, dividends on our common stock.

      The market price of a LYON on any date of determination means the average of the secondary market bid quotations per LYON obtained by the bid solicitation agent for $10 million principal amount at maturity of LYONs at approximately 4:00 p.m., New York City time, on such determination date from three independent nationally recognized securities dealers we select, provided that if:

      - at least three such bids are not obtained by the bid solicitation agent; or

      - in our reasonable judgment, the bid quotations are not indicative of the secondary market value of the LYONs, then the market price of the LYON will equal (a) the then applicable conversion rate of the LYONs multiplied by (b) the average sale price of our common stock on the five trading days ending on such determination date, appropriately adjusted.

      The bid solicitation agent will initially be The Chase Manhattan Bank. We may change the bid solicitation agent, but the bid solicitation agent will not be our affiliate. The bid solicitation agent will solicit bids from securities dealers that are believed by us to be willing to bid for the LYONs.

      Upon determination that LYON holders will be entitled to receive contingent interest which may become payable during a relevant six-month period, on or prior to the start of such six-month period, we will issue a press release and publish such information on our web site on the World Wide Web.

REDEMPTION OF LYONS AT THE OPTION OF SPX

      No sinking fund is provided for the LYONs. Prior to May 9, 2005, we cannot redeem the LYONs at our option. Beginning on May 9, 2005, we may redeem the LYONs for cash as a whole at any time, or in part from time to time. We will give not less than 30 days nor more than 60 days notice of redemption by mail to holders of LYONs.

      The table below shows redemption prices of a LYON on May 9, 2005, at each May 9 thereafter prior to maturity and at maturity on May 9, 2021. These prices reflect the issue price plus accrued original issue discount to the redemption date. The redemption price of a LYON redeemed between such dates would include an additional amount reflecting the additional original issue discount accrued since the preceding date in the table.


                                             (1)           (2)             (3)
                                                         ACCRUED
                                                         ORIGINAL      REDEMPTION
                                            LYON          ISSUE           PRICE
                 REDEMPTION DATE         ISSUE PRICE     DISCOUNT        (1)+(2)
                 ---------------         -----------     --------        -------
           May 9,
             2005...........            $  579.12      $  66.85      $   645.97
             2006...........               579.12         84.74          663.86
             2007...........               579.12        103.12          682.24
             2008...........               579.12        122.01          701.13
             2009...........               579.12        141.43          720.55
             2010...........               579.12        161.38          740.50
             2011...........               579.12        181.88          761.00
             2012...........               579.12        202.95          782.07
             2013...........               579.12        224.60          803.72
             2014...........               579.12        246.86          825.98
             2015...........               579.12        269.73          848.85
             2016...........               579.12        293.23          872.35
             2017...........               579.12        317.39          896.51
             2018...........               579.12        342.21          921.33
             2019...........               579.12        367.72          946.84
             2020...........               579.12        393.94          973.06
           At stated maturity              579.12        420.88        1,000.00


      If we convert the LYONs to semiannual coupon notes following the occurrence of a Tax Event, the notes will be redeemable at the restated principal amount plus accrued and unpaid interest from the date of the conversion to the redemption date. In no event will we have the option to redeem the LYONs or notes prior to May 9, 2005. See " -- Optional Conversion to Semiannual Coupon Notes Upon Tax Event."

      If we redeem less than all of the outstanding LYONs, the trustee shall select the LYONs to be redeemed on a pro rata basis in principal amounts at maturity of $1,000 or integral multiples of $1,000 by lot, pro rata or by any other method the trustee considers fair and appropriate. If a portion of a holder's LYONs is selected for partial redemption and the holder converts a portion of the LYONs, the converted portion shall be deemed to be the portion selected for redemption.

PURCHASE OF LYONS AT THE OPTION OF THE HOLDER

      On May 9, 2003, May 9, 2005, and May 9, 2009, holders may require us to purchase any outstanding LYON for which the holder has properly delivered and not withdrawn a written purchase notice, subject to certain additional conditions. Holders may submit their LYONs for purchase to the paying agent at any time from the opening of business on the date that is 20 business days prior to the purchase date until the close of business on the purchase date.

      The purchase price of a LYON will be:

      -     $611.63 per LYON on May 9, 2003;

      -     $645.97 per LYON on May 9, 2005; and

      -     $720.55 per LYON on May 9, 2009.

      The purchase prices shown above are equal to the issue price plus accrued original issue discount to the purchase date. We may, at our option, elect to pay the purchase price in cash, shares of common stock or any combination thereof. For a discussion of the tax treatment of a holder receiving cash, shares of common stock or any combination thereof, see "Certain United States Federal Income Tax Consequences -- Sale, Exchange, Conversion or Redemption."

      If, prior to a purchase date, we have converted the LYONs to semi-annual coupon notes following the occurrence of a Tax Event, the purchase price will be equal to the restated principal amount of the notes, plus accrued and unpaid interest from the date of the conversion to the purchase date. See " -- Optional Conversion to Semiannual Coupon Notes Upon Tax Event."

      We will be required to give notice on a date not less than 20 business days prior to the purchase date to all holders at their addresses shown in the register of the registrar, and to beneficial owners as required by applicable law, stating among other things:

      - whether we will pay the purchase price of LYONs in cash or common stock or any combination thereof, specifying the percentages of each;

      - if we elect to pay in common stock, the method of calculating the market price of the common stock; and

      - the procedures that holders must follow to require us to purchase their LYONs.

      The purchase notice given by each holder electing to require us to purchase LYONs shall be given to the paying agent no later than the close of business on the purchase date and must state:

      - the certificate numbers of the holder's LYONs to be delivered for purchase;

      - the portion of the principal amount at maturity of LYONs to be purchased, which must be $1,000 or an integral multiple of $1,000;

      - that the LYONs are to be purchased by us pursuant to the applicable provisions of the LYONs; and

      - in the event we elect, pursuant to the notice that we are required to give, to pay the purchase price in common stock, in whole or in part, but the purchase price is ultimately to be paid to the holder entirely in cash because any of the conditions to payment of the purchase price or portion of the purchase price in common stock is not satisfied prior to the close of business on the purchase date, as described below, whether the holder elects:

            (1) to withdraw the purchase notice as to some or all of the LYONs to which it relates; or



            (2) to receive cash in such event in respect of the entire purchase price for all LYONs or portions of LYONs subject to such purchase notice.



      If the holder fails to indicate the holder's choice with respect to the election described in the fourth bullet point of the immediately preceding paragraph, the holder shall be deemed to have elected to receive cash in respect of the entire purchase price for all LYONs subject to the purchase notice in these circumstances.

      A holder may withdraw any purchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business on the purchase date. The notice of withdrawal shall state:

      -     the principal amount at maturity of the LYONs being withdrawn;

      -     the certificate numbers of the LYONs being withdrawn; and

      - the principal amount at maturity, if any, of the LYONs that remain subject to the purchase notice.

      If we elect to pay the purchase price, in whole or in part, in shares of common stock, the number of shares of common stock to be delivered by us shall be equal to the portion of the purchase price to be paid in common stock divided by the market price of a share of common stock.

      We will pay cash based on the market price for all fractional shares of common stock in the event we elect to deliver common stock in payment, in whole or in part, of the purchase price. See "Certain United States Federal Income Tax Consequences -- Sale, Exchange, Conversion or Redemption."

      The "market price" of our common stock means the average of the sale prices of the common stock for the five trading day period ending on (if the third business day prior to the applicable purchase date is a trading day or, if not, then on the last trading day prior to) the third business day prior to the applicable purchase date, appropriately adjusted to take into account the occurrence, during the period commencing on the first of such trading days during such five trading day period and ending on such purchase date, of certain events that would result in an adjustment of the conversion rate with respect to the common stock.

      The "sale price" of our common stock on any date means the closing per share sale price (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on such date as reported in composite transactions for the principal United States securities exchange on which the common stock is traded or, if the common stock is not listed on a United States national or regional securities exchange, as reported by the National Association of Securities Dealers Automated Quotation System or by the National Quotation Bureau Incorporated.

      Because the market price of the common stock is determined prior to the applicable purchase date, holders of LYONs bear the market risk with respect to the value of the common stock to be received from the date such market price is determined to such purchase date. We may pay the purchase price or any portion of the purchase price in common stock only if the information necessary to calculate the market price is published in a daily newspaper of national circulation.

      Upon determination of the actual number of shares of common stock to be issued for each $1,000 principal amount at maturity of LYONs in accordance with the foregoing provisions, we will issue a press release and publish such information on our web site on the World Wide Web.

      In addition to the above conditions, our right to purchase LYONs, in whole or in part, with common stock is subject to our satisfying various conditions, including:

      - listing such common stock on the principal United States securities exchange on which our common stock is then listed or, if not so listed, on Nasdaq;

      - the registration of the common stock under the Securities Act and the Exchange Act, if required; and

      - any necessary qualification or registration under applicable state securities law or the availability of an exemption from such qualification and registration.

      If these conditions are not satisfied with respect to a holder prior to the close of business on the purchase date, we will be required to pay the purchase price of the LYONs of the holder entirely in cash. See "Certain United States Federal Income Tax Consequences -- Sale, Exchange, Conversion or Redemption." We may not change the form or components or percentages of components of consideration to be paid for the LYONs once we have given the notice that we are required to give to holders of LYONs, except as described in the first sentence of this paragraph.

      In connection with any purchase offer, we will to the extent applicable:

      - comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable; and

      -     file Schedule TO or any other required schedule under the Exchange
            Act.

      Our obligation to pay the purchase price for a LYON for which a purchase notice has been delivered and not validly withdrawn is conditioned upon the holder delivering the LYON, together with necessary endorsements, to the paying agent at any time after delivery of the purchase notice. We will cause the purchase price for the LYON to be paid promptly following the later of the purchase date or the time of delivery of the LYON.

      If the paying agent holds money or securities sufficient to pay the purchase price of the LYON on the business day following the purchase date in accordance with the terms of the indenture, then, immediately after the purchase date, the LYON will cease to be outstanding and original issue discount on such LYON will cease to accrue, whether or not the LYON is delivered to the paying agent. Thereafter, all other rights of the holder shall terminate, other than the right to receive the purchase price upon delivery of the LYON.

      Our ability to purchase LYONs with cash is currently limited by our credit facility and may be limited by the terms of other borrowing agreements to which we may later be subject. See "Risk Factors -- We may not have the ability to raise the funds necessary to finance the purchase of LYONs at the option of the holders or in a change in control repurchase" and "Description of Other Indebtedness."

      We may not purchase any LYONs for cash at the option of holders if an event of default with respect to the LYONs has occurred and is continuing, other than a default in the payment of the purchase price with respect to such LYONs.

CHANGE IN CONTROL PERMITS PURCHASE OF LYONS BY SPX AT THE OPTION OF THE HOLDER

      In the event of a change in control occurring on or prior to May 9, 2005, each holder will have the right, at the holder's option, subject to the terms and conditions of the indenture, to require us to purchase for cash all or any portion of the holder's LYONs in integral multiples of $1,000 principal amount at maturity, at a price for each $1,000 principal amount at maturity of such LYONs equal to the issue price plus accrued original issue discount to the purchase date. We will be required to purchase the LYONs no later than 35 business days after the occurrence of such change in control but in no event prior to the date on which such change in control occurs. We refer to this date in this prospectus as the "change in control purchase date."

      If, prior to a change in control purchase date we have converted the LYONs to semiannual coupon notes following the occurrence of a Tax Event, we will be required to purchase the notes at a price equal to the restated principal amount plus accrued and unpaid interest to the change in control purchase date.

      Not less than 20 business days before the change in control purchase date, we must mail to the trustee and to all holders of LYONs at their addresses shown in the register of the registrar and to beneficial owners as required by applicable law a notice regarding the change in control, which notice must state, among other things:

      -     the events causing a change in control;

      -     the date of such change in control;

      -     the last date on which a holder may exercise the purchase right;

      -     the change in control purchase price;

      -     the change in control purchase date;

      -     the name and address of the paying agent and the conversion agent;

      -     the conversion rate and any adjustments to the conversion rate;

      - that LYONs with respect to which a change in control purchase notice is given by the holder may be converted, if otherwise convertible, only if the change in control purchase notice has been withdrawn in accordance with the terms of the indenture; and

      -     the procedures that holders must follow to exercise these rights.

      To exercise this right, the holder must deliver a written notice so as to be received by the paying agent no later than the close of business on the change in control purchase date. The required purchase notice upon a change in control must state:

      -     the certificate numbers of the LYONs to be delivered by the holder;

      - the portion of the principal amount at maturity of LYONs to be purchased, which portion must be $1,000 or an integral multiple of $1,000; and

      - that we are to purchase such LYONs pursuant to the applicable provisions of the LYONs.

      A holder may withdraw any change in control purchase notice by delivering to the paying agent a written notice of withdrawal prior to the close of business on the change in control purchase date. The notice of withdrawal must state:

      -     the principal amount at maturity of the LYONs being withdrawn;

      -     the certificate numbers of the LYONs being withdrawn; and

      - the principal amount at maturity, if any, of the LYONs that remain subject to a change in control purchase notice.

      Our obligation to pay the change in control purchase price for a LYON for which a change in control purchase notice has been delivered and not validly withdrawn is conditioned upon delivery of the LYON, together with necessary endorsements, to the paying agent at any time after the delivery of such change in control purchase notice. We will cause the change in control purchase price for such LYON to be paid promptly following the later of the change in control purchase date or the time of delivery of such LYON.

      If the paying agent holds money sufficient to pay the change in control purchase price of the LYON on the change in control purchase date in accordance with the terms of the indenture, then, immediately after the change in control purchase date, original issue discount on such LYON will cease to accrue, whether or not the LYON is delivered to the paying agent. Thereafter, all other rights of the holder shall terminate, other than the right to receive the change in control purchase price upon delivery of the LYON.

      Under the indenture, a "change in control" of SPX is deemed to have occurred at such time as:

      - any person, including its affiliates and associates, other than SPX, its subsidiaries or their employee benefit plans, files a Schedule 13D or Schedule TO (or any successor schedule, form or report under the Exchange Act) disclosing that such person has become the beneficial owner of 50% or more of the voting power of our common stock or other capital stock into which our common stock is reclassified or changed, with certain exceptions; or

      - there shall be consummated any share exchange, consolidation or merger of SPX pursuant to which the common stock would be converted into cash, securities or other property, in each case other than a share exchange, consolidation or merger of SPX in which the holders of the common stock immediately prior to the share exchange, consolidation or merger have, directly or indirectly, at least a majority of the total voting power in the aggregate of all classes of capital stock of the continuing or surviving corporation immediately after the share exchange, consolidation or merger.

      The indenture does not permit our board of directors to waive our obligation to purchase LYONs at the option of holders in the event of a change in control.

      In connection with any purchase offer in the event of a change in control, we will to the extent applicable:

      - comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable; and

      -     file Schedule TO or any other required schedule under the Exchange
            Act.

      The change in control purchase feature of the LYONs may in certain circumstances make more difficult or discourage a takeover of SPX. The change in control purchase feature, however, is not the result of our knowledge of any specific effort:

      -     to accumulate shares of our common stock;

      - to obtain control of SPX by means of a merger, tender offer, solicitation or otherwise; or

      - part of a plan by management to adopt a series of anti-takeover provisions.

      Instead, the change in control purchase feature is a standard term contained in other LYONs offerings that have been marketed by Merrill Lynch. The terms of the change in control purchase feature resulted from negotiations between Merrill Lynch and us.

      We could, in the future, enter into certain transactions, including certain recapitalizations, that would not constitute a change in control with respect to the change in control purchase feature of the LYONs but that would increase the amount of our (or our subsidiaries') outstanding indebtedness.

      We may not purchase LYONs at the option of holders upon a change in control if there has occurred and is continuing an event of default with respect to the LYONs, other than a default in the payment of the change in control purchase price with respect to the LYONs.

OPTIONAL CONVERSION TO SEMIANNUAL COUPON NOTES UPON TAX EVENT

      From and after the date of the occurrence of a Tax Event, we will have the option to elect to pay interest in cash in lieu of future original issue discount. Cash interest will be paid at a rate equal to 2.75% per year on a principal amount per LYON (the "restated principal amount") equal to the issue price plus accrued original issue discount to the date of the Tax Event or the date on which we exercise the option described herein, whichever is later (the "option exercise date"). Except as otherwise described in this section, the other terms of the LYONs will remain unchanged in all material respects.

      Such interest shall accrue from the option exercise date and shall be payable semiannually on the interest payment dates of May 9 and November 9 of each year to holders of record at the close of business on the April 24 or October 24 immediately preceding the interest payment date. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. Interest will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the option exercise date. In the event that we exercise our option to pay interest in lieu of accrued original issue discount, the redemption price, purchase price and change in control purchase price on the LYONs will be adjusted, and contingent interest will cease to accrue. However, there will be no change in the holder's conversion rights.

      A "Tax Event" means that we shall have received an opinion from independent tax counsel experienced in such matters to the effect that, on or after the date of this prospectus, as a result of:

            (1) any amendment to, or change (including any announced prospective change) in, the laws (or any regulations thereunder) of the United States or any political subdivision or taxing authority thereof or therein, or

            (2) any amendment to, or change in, an interpretation or application of such laws or regulations by any legislative body, court, governmental agency or regulatory authority,

in each case which amendment or change is enacted, promulgated, issued or announced or which interpretation is issued or announced or which action is taken, on or after the date of this prospectus, there is more than an insubstantial risk that interest (including accrued original issue discount and contingent interest, if any) payable on the LYONs either:

      -     would not be deductible on a current accrual basis; or

      -     would not be deductible under any other method,

in either case in whole or in part, by us (by reason of deferral, disallowance, or otherwise) for United States federal income tax purposes.

      If a proposal were ever enacted and made applicable to the LYONs in a manner that would limit our ability to either:

      - deduct the interest, including accrued original issue discount and contingent interest, if any, payable on the LYONs on a current accrual basis, or

      - deduct the interest, including accrued original issue discount and contingent interest, if any, payable on the LYONs under any other method for United States federal income tax purposes,

such enactment would result in a Tax Event and the terms of the LYONs would be subject to modification at our option as described above.

      The modification of the terms of LYONs by us upon a Tax Event as described above could possibly alter the timing of income recognition by holders of the LYONs with respect to the semiannual payments of interest due on the LYONs after the option exercise date. See "Certain United States Federal Income Tax Consequences -- Tax Event."

EVENTS OF DEFAULT

      The following are events of default for the LYONs:

              (1) default in payment of the principal amount at maturity (or, if the LYONs have been converted to semiannual coupon notes following a Tax Event, the restated principal amount), redemption price, purchase price or change in control purchase price with respect to any LYON when such becomes due and payable;

              (2) default in payment of any contingent interest or of interest which becomes payable after the LYONs have been converted by us into semiannual coupon notes following the occurrence of a Tax Event, which default, in either case, continues for 30 days;

              (3) our failure to comply with any of our other agreements in the LYONs or the indenture upon receipt by us of notice of such default by the trustee or by holders of not less than 25% in aggregate principal amount at maturity of the LYONs then outstanding and our failure to cure (or obtain a waiver of) such default within 60 days after receipt of such notice;

              (4) (A) our failure to make any payment by the end of any applicable grace period after maturity of indebtedness, which term as used in the indenture means obligations (other than nonrecourse obligations) of SPX for borrowed money or evidenced by bonds, debentures, notes or similar instruments in an amount (taken together with amounts in (B)) in excess of $60 million and continuance of such failure, or (B) the acceleration of indebtedness in an amount (taken together with the amounts in (A)) in excess of $60 million because of a default with respect to such indebtedness without such indebtedness having been discharged or such acceleration having been cured, waived, rescinded or annulled in case of (A) or (B) above, for a period of 30 days after written notice to us by the trustee or to us and the trustee by the holders of not less than 25% in aggregate principal amount at maturity of the LYONs then outstanding. However, if any such failure or acceleration referred to in (A) or (B) above shall cease or be cured, waived, rescinded or annulled, then the event of default by reason thereof shall be deemed not to have occurred; or

                  (5) certain events of bankruptcy or insolvency affecting us or certain of our subsidiaries.

         If an event of default shall have happened and be continuing, either the trustee or the holders of not less than 25% in aggregate principal amount at maturity of the LYONs then outstanding may declare the issue price of the LYONs plus the original issue discount on the LYONs accrued through the date of such declaration, and any accrued and unpaid interest (including contingent interest) through the date of such declaration, to be immediately due and payable. In the case of certain events of bankruptcy or insolvency of SPX, the issue price of the LYONs plus the original issue discount and any contingent interest accrued thereon through the occurrence of such event shall automatically become and be immediately due and payable. If the LYONs have been converted to semiannual coupon notes following the occurrence of a Tax Event, the amount due on an acceleration will be the restated principal amount plus accrued and unpaid interest.

BACKUP WITHHOLDING TAX AND INFORMATION REPORTING

         Information reporting will apply to payments of interest, including a payment of shares of common stock to you upon a conversion if any, made by us on, or the proceeds of the sale or other disposition or retirement of, the LYONs or dividends on shares of common stock with respect to certain noncorporate holders, and backup withholding at a rate of 31% may apply unless the recipient of such payment supplies a taxpayer identification number, certified under penalties of perjury, as well as certain other information or otherwise establishes an exemption from backup withholding. Any amount withheld under the backup withholding rules will be allowable as a credit against the holder's federal income tax, provided that the required information is provided to the IRS.

MERGER AND SALES OF ASSETS BY SPX

         The indenture provides that SPX may not consolidate with or merge with or into any other person or convey, transfer or lease its properties and assets substantially as an entirety to another person, unless among other items:

                  (i) the resulting, surviving or transferee person is a corporation organized and existing under the laws of the United States, any state thereof or the District of Columbia;

                  (ii) such person assumes all obligations of SPX under the LYONs and the indenture; and

                  (iii) SPX or such successor person shall not immediately thereafter be in default under the indenture.

         Upon the assumption of SPX's obligations by such a person in such circumstances, subject to certain exceptions, SPX shall be discharged from all obligations under the LYONs and the indenture. Although such transactions are permitted under the indenture, certain of the foregoing transactions occurring on or prior to May 9, 2005 could constitute a change in control of SPX permitting each holder to require SPX to purchase the LYONs of such holder as described above.

MODIFICATION

         We and the trustee may enter into supplemental indentures that add, change or eliminate provisions of the indenture or modify the rights of the holders of the LYONs with the consent of the holders of at least a majority in principal amount at maturity of the LYONs then outstanding. However, without the consent of each holder, no supplemental indenture may:

         - alter the manner of calculation or rate of accrual of original issue discount or interest (including contingent interest) on any LYON or extend the time of payment;

         - make any LYON payable in money or securities other than that stated in the LYON;

         -        change the stated maturity of any LYON;

         - reduce the principal amount at maturity, accrued original discount, redemption price, purchase price or change in control purchase price with respect to any LYON;

         - make any change that adversely affects the right of a holder to convert any LYON;

         - make any change that adversely affects the right to require us to purchase a LYON;

         - impair the right to institute suit for the enforcement of any payment with respect to, or conversion of, the LYONs; and

         - change the provisions in the indenture that relate to modifying or amending the indenture.

         Without the consent of any holder of LYONs, we and the trustee may enter into supplemental indentures for any of the following purposes:

         - to evidence a successor to us and the assumption by that successor of our obligations under the indenture and the LYONs;

         - to add to our covenants for the benefit of the holders of the LYONs or to surrender any right or power conferred upon us;

         -        to secure our obligations in respect of the LYONs;

         - to make any changes or modifications to the indenture necessary in connection with the registration of the LYONs under the Securities Act and the qualification of the LYONs under the Trust Indenture Act as contemplated by the indenture;

         -        to cure any ambiguity or inconsistency in the indenture; and

         - to make any change that does not adversely affect the rights of the holders of the LYONs.

         The holders of a majority in principal amount at maturity of the outstanding LYONs may, on behalf of the holders of all LYONs:

         - waive compliance by us with restrictive provisions of the indenture, as detailed in the indenture; and

         - waive any past default under the indenture and its consequences, except a default in the payment of the principal amount at maturity, issue price, accrued and unpaid interest, accrued and unpaid contingent interest, accrued original issue discount, redemption price, purchase price or change in control purchase price or obligation to deliver common stock upon conversion with respect to any LYON or in respect of any provision which under the indenture cannot be modified or amended without the consent of the holder of each outstanding LYON affected.

DISCHARGE OF THE INDENTURE

         We may satisfy and discharge our obligations under the indenture by delivering to the trustee for cancellation all outstanding LYONs or by depositing with the trustee, the paying agent or the conversion agent, if applicable after the LYONs have become due and payable, whether at stated maturity, or any redemption date, or any purchase date, or a change in control purchase date, or upon conversion or otherwise, cash or shares of common stock (as applicable under the terms of the indenture) sufficient to pay all of the outstanding LYONs and paying all other sums payable under the indenture.

CALCULATIONS IN RESPECT OF LYONS

         We will be responsible for making all calculations called for under the LYONs. These calculations include, but are not limited to, determination of the average market prices of the LYONs and of our common stock and amounts of contingent interest payments, if any, payable on the LYONs. We will make all these calculations in good faith and, absent manifest error, our calculations will be final and binding on holders of LYONs. We will provide a schedule of our calculations to the trustee, and the trustee is entitled to rely upon the accuracy of our calculations without independent verification.

LIMITATIONS OF CLAIMS IN BANKRUPTCY

         If a bankruptcy proceeding is commenced in respect of SPX, the claim of the holder of a LYON is, under Title 11 of the United States Code, limited to the issue price of the LYON plus that portion of the original issue discount that has accrued from the date of issue to the commencement of the proceeding. In addition, the holders of the LYONs are effectively subordinated to the indebtedness and other obligations of our subsidiaries and to secured obligations, to the extent of the security.

GOVERNING LAW

         The indenture and the LYONs will be governed by, and construed in accordance with, the law of the State of New York.

INFORMATION CONCERNING THE TRUSTEE

         The Chase Manhattan Bank is the trustee, registrar, paying agent and conversion agent under the indenture for the LYONs. The Chase Manhattan Bank is also trustee, registrar, paying agent and conversion agent under the February LYONs, the administrative agent and a lender under our credit facility and has in the past and may in the future provide banking and other services to us or our subsidiaries in the ordinary course of their business. See "Description of Other Indebtedness -- The Senior Credit Facility."

BOOK-ENTRY SYSTEM

         The LYONs were only issued in the form of global securities held in book-entry form. DTC or its nominee is the sole registered holder of the LYONs for all purposes under the indenture. Owners of beneficial interests in the LYONs represented by the global securities hold their interests pursuant to the procedures and practices of DTC. As a result, beneficial interests in any such securities will be shown on, and transfers will be effected only through, records maintained by DTC and its direct and indirect participants and any such interest may not be exchanged for certificated securities, except in limited circumstances. Owners of beneficial interests must exercise any rights in respect of their interests, including any right to convert or require repurchase of their interests in the LYONs, in accordance with the procedures and practices of DTC. Beneficial owners will not be holders and will not be entitled to any rights provided to the holders of LYONs under the global securities or the indenture. SPX and the trustee, and any of their respective agents, may treat DTC as the sole holder and registered owner of the global securities.

EXCHANGE OF GLOBAL SECURITIES

         The LYONs, represented by one or more global securities will be exchangeable for certificated securities with the same terms only if:

         - DTC is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under the Securities Exchange Act of 1934 and a successor depositary is not appointed by us within 90 days;

         - we decide to discontinue use of the system of book-entry transfer through DTC (or any successor depositary); or

         -        a default under the indenture occurs and is continuing.

         DTC has advised us as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC facilitates the settlement of transactions among its participants through electronic computerized book-entry changes in participants' accounts, eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, including Merrill Lynch, banks, trust companies, clearing corporations and other organizations, some of whom and/or their representatives own DTC. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

                        DESCRIPTION OF OUR CAPITAL STOCK

GENERAL

         Our authorized capital stock consists of 100 million shares of common stock, par value $10.00 per share, and 3.0 million shares of preferred stock, without par value, issuable in series. On August 15, 40,057,107 shares of common stock were issued and outstanding (not including treasury shares) and 500,000 shares have been designated as Series A Preferred Stock, of which none are issued or outstanding. Holders of our capital stock do not have preemptive rights.

         The holders of our common stock are entitled to have dividends declared in cash, property, or other securities out of any of our net profits or net assets legally available therefor as and when declared by our Board of Directors. In the event of the liquidation or dissolution of our business, the holders of common stock will be entitled to receive ratably the balance of net assets available for distribution after payment of any liquidation or distribution preference payable with respect to any then outstanding shares of our preferred stock. Each share of common stock is entitled to one vote with respect to matters brought before the stockholders, except for the election of any directors who may be elected by vote of any outstanding shares of preferred stock voting as a class.

         The rights and privileges of our common stock may be subordinate to the rights and preferences of any of our preferred stock. The Board is authorized to fix by resolution the designation of each series of preferred stock, and, with respect to each series, the stated value of the shares, the dividend rate and the dates and other provisions respecting the payment of dividends, the provisions, if any, for a sinking fund, the preferences of the shares in the event of the liquidation or dissolution, the provisions, if any, respecting the redemption of the shares, subject to applicable law, the voting rights (except that such shares shall not have more than one vote per share), the terms, if any, upon which the shares would be convertible into or exchangeable for any other shares, and any other relative, participating, optional or other special rights, qualifications, limitations or restrictions. All shares of any series of preferred stock, as between themselves, rank equally and are identical; and all series of preferred stock, as between themselves, rank equally and are identical except as set forth in resolutions of the Board authorizing the issuance of a particular series.

DELAWARE ANTI-TAKEOVER LAW AND CERTAIN CHARTER AND BY-LAW PROVISIONS

         The provisions of Delaware law, our Certificate of Incorporation and By-Laws may have the effect of delaying, deferring or discouraging another person from acquiring control of our company, including takeover attempts that might result in a premium over the market price for the shares of common stock.

Delaware Law

         We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the time that the person became an interested stockholder, unless:

         - before the person became an "interested stockholder," the board of directors of the corporation approved the transaction in which the "interested stockholder" became an "interested stockholder" or approved the business combination;

         - upon consummation of the transaction that resulted in the stockholder becoming an "interested stockholder," the "interested stockholder" owned at least 85% of the voting stock of the corporation that was outstanding at the time the transaction commenced. For purposes of determining the number of shares outstanding, shares owned by directors who are also officers of the corporation and shares owned by employee stock plans, in specified instances, are excluded; or

         - at or after the time the person became an "interested stockholder," the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the "interested stockholder."

         A "business combination" is defined generally to include mergers or consolidations between a Delaware corporation and an "interested stockholder," transactions with an "interested stockholder" involving the assets or stock of the corporation or any majority-owned subsidiary, transactions which increase an "interested stockholder's" percentage ownership of stock of the corporation or any majority-owned subsidiary, and receipt of various financial benefits from the corporation or any majority-owned subsidiary. In general, an "interested stockholder" is defined as any person or entity that is the beneficial owner of at least 15% of a corporation's outstanding voting stock or is an affiliate or associate of the corporation and was the beneficial owner of 15% or more of the outstanding voting stock of the corporation at any time within the past three years.

         A Delaware corporation may opt out of this provision with an express provision in its original certificate of incorporation or an express provision in its Certificate of Incorporation or By-Laws resulting from a stockholders' amendment approved by at least a majority of the outstanding voting shares. However, we have not opted out of this provision. The statute could prohibit or delay mergers or other takeover or change-in-control attempts and, accordingly, may discourage attempts to acquire us.

Certificate of Incorporation and By-Law Provisions

         Our Certificate of Incorporation and By-Laws provide:

         -        a staggered board of directors;

         -        a prohibition on stockholder action through written consents;

         - a requirement that special meetings of stockholders be called only by our Chairman, President and Chief Executive Officer or our Board;

         - advance notice requirements for stockholder proposals and nominations;

         - limitations on the ability of stockholders to amend, alter or repeal the bylaws;

         - enhanced voting requirements for certain business combinations involving substantial stockholders;

         - the authority of our board of directors to issue, without stockholder approval, preferred stock with such terms as our board may determine; and

         - limitations on the ability of stockholders to remove directors.

Limitations on Liability and Indemnification of Directors and Officers

         Our Certificate of Incorporation limits the liability of directors to us and our stockholders to the fullest extent permitted by Delaware law. Specifically, a director will not be personally liable for monetary damages for breach of fiduciary duty as a director, except for liability:

         - for any breach of the director's duty of loyalty to us or our stockholders;

         - for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law;

         - under Section 174 of the Delaware General Corporation Law, which concerns unlawful payments of dividends, stock purchases or redemptions; or

         - for any transaction from which the director derived an improper personal benefit.

         The Certificate of Incorporation provides that we shall indemnify our officers and directors to the fullest extent permitted by the Delaware General Corporation Law. We believe that these provisions will assist us in attracting and retaining qualified individuals to serve as directors.

TRANSFER AGENT AND REGISTRAR

         The transfer agent and registrar for our common stock is EquiServe.

RIGHTS PLAN

         On June 25, 1996, our board of directors adopted a rights plan. Our rights plan, as amended is designed to make it more costly and thus more difficult to gain control of us without the consent of our board of directors. The description presented below is intended as a summary only and is qualified in its entirety by reference to the rights agreement, a form of which previously has been filed with the SEC and is incorporated by reference herein.

         Our rights plan provides that each of our shares of common stock will have the right to purchase from us one one-thousandth of a share of a new Series A Preferred Stock at a price of $200 per one-thousandth of a share, subject to customary anti-dilution protection adjustment.

         The rights are attached to all certificates representing outstanding shares of our common stock, and no separate right certificates have been distributed. The rights will separate from the shares of our common stock approximately 10 days after someone acquires beneficial ownership of 20% or more of the outstanding common stock, or commences a tender offer or exchange offer for 20% or more of the outstanding common stock.

         After rights separate from our common stock, certificates representing the rights will be mailed to record holders of our common stock. Once distributed, the separate right certificates alone will represent the rights.

         The rights are not exercisable until the date rights separate and will expire on June 25, 2006, unless extended or unless earlier redeemed or exchanged by us.

         The shares of Series A Preferred Stock purchasable upon exercise of the rights are non-redeemable. Each share of Series A Preferred Stock has a minimum preferential quarterly dividend payment of $5.00 per share and an amount equal to 1,000 times the dividend declared per share of common stock. In the event of liquidation, the holders of Series A Preferred Stock will be entitled to a minimum preferential liquidation payment of $1,000 per share but will be entitled to an aggregate amount per share equal to 1,000 times the aggregate payment per share made to holders of common stock.

         Each share of Series A Preferred Stock will have 1,000 votes, voting together with the shares of common stock. In the event of any merger, consolidation or other transaction in which shares of common stock are exchanged, each share of Series A Preferred Stock will be entitled to receive 1,000 times the amount received per share of common stock. The rights are protected by customary anti-dilution provisions.

         If, after any person or group becomes an acquiring person, we are acquired in a merger or other business combination transaction or 50% or more of our consolidated assets or earning power are sold, each holder of a right will have a right to receive upon exercise of a right the number of shares of common stock of the acquiring company, having a value equal to two times the exercise price of the right. If any person or group becomes an acquiring person, each holder of a right will have the right to receive upon exercise that number of shares of common stock having a market value of two times the exercise price of the right. Following the occurrence of the events described above, rights beneficially owned by any acquiring person at the time of such transaction will be void and may not be exercised.

         At any time after any person or group becomes an acquiring person and prior to the acquisition by such person or group of 50% or more of the outstanding shares of common stock, the Board may exchange the rights (other than rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one share of common stock or one one-thousandth of a share of Series A Preferred Stock (or of a share of a class or series of our preferred stock having equivalent rights, preferences and privileges) per right, subject to adjustment.

         At any time prior to the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 20% or more of the outstanding shares of common stock, the Board may redeem the rights in whole, but not in part, at a price of $0.01 per right.

         The terms of the rights may generally be amended by the Board without the consent of the holders of the rights.

         Until a right is exercised, the holder will have no rights as a stockholder.

         The rights should not interfere with any merger or other business combination approved by the Board since the rights may be redeemed by us at the redemption price prior to the time that a person or group has acquired beneficial ownership of 20% or more of the common stock.

              CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

GENERAL

         This is a summary of certain United States federal income tax consequences relevant to holders of LYONs. This summary is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including retroactive changes in effective dates) or possible differing interpretations. The discussion below deals only with LYONs held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, tax-exempt entities, persons holding LYONs in a tax-deferred or tax-advantaged account, or persons holding LYONs as a hedge against currency risks, as a position in a "straddle" or as part of a "hedging" or "conversion" transaction for tax purposes. Persons considering the purchase of the LYONs should consult their own tax advisors concerning the application of the United States federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the LYONs arising under the laws of any other taxing jurisdiction.

         We do not address all of the tax consequences that may be relevant to a U.S. Holder (as defined below). In particular, we do not address:

         - the United States federal income tax consequences to shareholders in, or partners or beneficiaries of, an entity that is a holder of LYONs;

         - the United States federal estate, gift or alternative minimum tax consequences of the purchase, ownership or disposition of LYONs;

         - persons who hold the LYONs whose functional currency is not the United States dollar;

         - any state, local or foreign tax consequences of the purchase, ownership or disposition of LYONs; or

         - any federal, state, local or foreign tax consequences of owning or disposing of the common stock.

         Accordingly, you should consult your own tax advisor regarding the tax consequences of purchasing, owning and disposing of the LYONs and the common stock in light of your own circumstances.

         A U.S. Holder is a beneficial owner of the LYONs who or which is:

         - a citizen or individual resident of the United States, as defined in Section 7701(b) of the Internal Revenue Code of 1986, as amended (which we refer to as the Code);

         - a corporation, including any entity treated as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

         - an estate if its income is subject to United States federal income taxation regardless of its source; or

         - a trust if (1) a United States court can exercise primary supervision over its administration and (2) one or more United States persons have the authority to control all of its substantial decisions.

         Notwithstanding the preceding sentence, certain trusts in existence on August 20, 1996, and treated as a U.S. Holder prior to such date, may also be treated as U.S. Holders. A Non-U.S. Holder is a holder of LYONs other than a U.S. Holder.

         No statutory, administrative or judicial authority directly addresses the treatment of the LYONs or instruments similar to the LYONs for United States federal income tax purposes. No rulings have been sought or are expected to be sought from the Internal Revenue Service (which we refer to as the IRS) with respect to any of the United States federal income tax consequences discussed below, and no assurance can be given that the IRS will not take contrary positions. As a result, no assurance can be given that the IRS will agree with the tax characterizations and the tax consequences described below.

         WE URGE PROSPECTIVE INVESTORS TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE LYONS AND THE COMMON STOCK IN LIGHT OF THEIR OWN PARTICULAR CIRCUMSTANCES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN UNITED STATES FEDERAL OR OTHER TAX LAWS.

CLASSIFICATION OF THE LYONS

         It is the opinion of special tax counsel to the company, Shearman & Sterling, that the LYONs will be treated as indebtedness for United States federal income tax purposes and that the LYONs will be subject to the special regulations governing contingent payment debt instruments (which we refer to as the CPDI regulations).

ACCRUAL OF INTEREST ON THE LYONS

         Pursuant to the terms of the indenture, we and each holder of the LYONs agree, for United States federal income tax purposes, to treat the LYONs as debt instruments that are subject to the CPDI regulations. Pursuant to these regulations, U.S. Holders of the LYONs are required to accrue interest income on the LYONs, in the amounts described below, regardless of whether the U.S. Holder uses the cash or accrual method of tax accounting. Accordingly, U.S. Holders are required to include interest in taxable income in each year in excess of the accruals on the LYONs for non-tax purposes and in excess of any contingent interest payments actually received in that year.

         The CPDI regulations provide that a U.S. Holder must accrue an amount of ordinary interest income, as original issue discount for United States federal income tax purposes, for each accrual period prior to and including the maturity date of the LYONs that equals:

                  (1) the product of (i) the adjusted issue price (as defined below) of the LYONs as of the beginning of the accrual period; and (ii) the comparable yield to maturity (as defined below) of the LYONs, adjusted for the length of the accrual period;

                  (2) divided by the number of days in the accrual period; and

                  (3) multiplied by the number of days during the accrual period that the U.S. Holder held the LYONs.

         A LYON's issue price is the first price at which a substantial amount of the LYONs is sold to the public, excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. The adjusted issue price of a LYON is its issue price increased by any interest income previously accrued, determined without regard to any adjustments to interest accruals described below, and decreased by the projected amount of any payments previously made with respect to the LYONs.

         Shearman & Sterling, special tax counsel to the company, has advised us that the term "comparable yield" means the annual yield we would pay, as of the initial issue date, on a fixed-rate nonconvertible debt security with no contingent payments, but with terms and conditions otherwise comparable to those of the LYONs. Based in part on that advice, we intend to take the position that the comparable yield for the LYONs is 8.75% compounded semiannually. The specific yield, however, is not entirely clear. If the comparable yield were successfully challenged by the IRS, the redetermined yield could be materially greater or less than the comparable yield provided by the company. Moreover, the projected payment schedule could differ materially from the projected payment schedule provided by the company.

         The CPDI regulations require that we provide to U.S. Holders, solely for United States federal income tax purposes, a schedule of the projected amounts of payments, which we refer to as projected payments, on the LYONs. This schedule must produce the comparable yield. The projected payment schedule includes estimates for certain payments of contingent interest and an estimate for a payment at maturity taking into account the conversion feature.

         The comparable yield and the schedule of projected payments will be set forth in the indenture. U.S. Holders may also obtain the projected payment schedule by submitting a written request for such information to: SPX Corporation, 700 Terrace Point Drive, Muskegon, MI 49440-3301, Attention:
Investor Relations.

         For United States federal income tax purposes, a U.S. Holder must use the comparable yield and the schedule of projected payments in determining its interest accruals, and the adjustments thereto described below, in respect of the LYONs, unless such U.S. Holder timely discloses and justifies the use of other estimates to the IRS. A U.S. Holder that determines its own comparable yield or schedule of projected payments must also establish that our comparable yield or schedule of projected payments is unreasonable.

         THE COMPARABLE YIELD AND THE SCHEDULE OF PROJECTED PAYMENTS ARE NOT DETERMINED FOR ANY PURPOSE OTHER THAN FOR THE DETERMINATION OF A U.S. HOLDER'S INTEREST ACCRUALS AND ADJUSTMENTS THEREOF IN RESPECT OF THE LYONS FOR UNITED STATES FEDERAL INCOME TAX PURPOSES AND DO NOT CONSTITUTE A PROJECTION OR REPRESENTATION REGARDING THE ACTUAL AMOUNTS PAYABLE ON THE LYONS.

         Amounts treated as interest under the CPDI regulations are treated as original issue discount for all purposes of the Code.

ADJUSTMENTS TO INTEREST ACCRUALS ON THE LYONS

         If, during any taxable year, a U.S. Holder receives actual payments with respect to the LYONs for that taxable year that in the aggregate exceed the total amount of projected payments for that taxable year, the U.S. Holder will incur a "net positive adjustment" under the CPDI regulations equal to the amount of such excess. The U.S. Holder will treat a "net positive adjustment" as additional interest income for the taxable year. For this purpose, the payments in a taxable year include the fair market value of property received in that year.

         If a U.S. Holder receives in a taxable year actual payments with respect to the LYONs for that taxable year that in the aggregate were less than the amount of projected payments for that taxable year, the U.S. Holder will incur a "net negative adjustment" under the CPDI regulations equal to the amount of such deficit. This adjustment will (a) reduce the U.S. Holder's interest income on the LYONs for that taxable year, and (b) to the extent of any excess after the application of (a), give rise to an ordinary loss to the extent of the U.S. Holder's interest income on the LYONs during prior taxable years, reduced to the extent such interest was offset by prior net negative adjustments.

         If a U.S. Holder purchases LYONs at a discount or premium to the adjusted issue price, the discount will be treated as a positive adjustment and the premium will be treated as a negative adjustment. The U.S. Holder must reasonably allocate the adjustment over the remaining term of the LYONs by reference to the accruals of original issue discount at the comparable yield or to the projected payments. It may be reasonable to allocate the adjustment over the remaining term of the LYONs pro rata with the accruals of original issue discount at the comparable yield. You should consult your tax advisors regarding these allocations.

SALE, EXCHANGE, CONVERSION OR REDEMPTION

         Generally, the sale or exchange of a LYON, or the redemption of a LYON for cash, will result in taxable gain or loss to a U.S. Holder. As described above, our calculation of the comparable yield and the schedule of projected payments for the LYONs includes the receipt of stock upon conversion as a contingent payment with respect to the LYONs. Accordingly, we intend to treat the receipt of our common stock by a U.S. Holder upon the conversion of a LYON, or upon the redemption of a LYON where we elect to pay in common stock, as a contingent payment under the CPDI regulations. As described above, holders are generally bound by our determination of the comparable yield and the schedule of projected payments. Under this treatment, a conversion or such a redemption will also result in taxable gain or loss to the U.S. Holder. The amount of gain or loss on a taxable sale, exchange, conversion or redemption will be equal to the difference between (a) the amount of cash plus the fair market value of any other property received by the U.S. Holder, including the fair market value of any of our common stock received, and (b) the U.S. Holder's adjusted tax basis in the LYON. A U.S. Holder's adjusted tax basis in a LYON will generally be equal to the U.S. Holder's original purchase price for the LYON, increased by any interest income previously accrued by the U.S. Holder (determined without regard to any adjustments to interest accruals described above, other than adjustments to reflect discount or premium to the adjusted issue price, if any), and decreased by the amount of any projected payments previously made on the LYONs to the U.S. Holder. Gain recognized upon a sale, exchange, conversion or redemption of a LYON will generally be treated as ordinary interest income; any loss will be ordinary loss to the extent of interest previously included in income, and thereafter, capital loss (which will be long-term if the LYON is held for more than one year). The deductibility of net capital losses by individuals and corporations is subject to limitations.

         A U.S. Holder's tax basis in our common stock received upon a conversion of a LYON or upon a holder's exercise of a put right that we elect to pay in common stock will equal the then current fair market value of such common stock. The U.S. Holder's holding period for the common stock received will commence on the day immediately following the date of conversion or redemption.

CONSTRUCTIVE DIVIDENDS

         If at any time we make a distribution of property to our stockholders that would be taxable to the stockholders as a dividend for federal income tax purposes and, in accordance with the anti-dilution provisions of the LYONs, the conversion rate of the LYONs is increased, such increase may be deemed to be the payment of a taxable dividend to holders of the LYONs.

         For example, an increase in the conversion rate in the event of distributions of our evidences of indebtedness or our assets or an increase in the event of an extraordinary cash dividend will generally result in deemed dividend treatment to holders of the LYONs, but generally an increase in the event of stock dividends or the distribution of rights to subscribe for common stock will not.

TREATMENT OF NON-U.S. HOLDERS

         Payments of contingent interest made to Non-U.S. Holders will not be exempt from United States federal income or withholding tax and, therefore, Non-U.S. Holders will be subject to withholding on such payments of contingent interest at a rate of 30%, subject to reduction by an applicable treaty or upon the receipt of a Form W-8ECI from a Non-U.S. Holder claiming that the payments are effectively connected with the conduct of a United States trade or business. A Non-U.S. Holder that is subject to the withholding tax should consult its tax advisors as to whether it can obtain a refund for a portion of the withholding tax, either on the grounds that some portion of the contingent interest represents a return of principal under the CPDI regulations, or on some other grounds.

         All other payments on the LYONs made to a Non-U.S. Holder, including a payment in common stock pursuant to a conversion, and any gain realized on a sale or exchange of the LYONs (other than gain attributable to accrued contingent interest payments), will be exempt from United States income or withholding tax, provided that: (i) such Non-U.S. Holder does not own, actually or constructively, 10 percent or more of the total combined voting power of all classes of our stock entitled to vote, is not a controlled foreign corporation related, directly or indirectly, to us through stock ownership; (ii) the statement requirement set forth in section 871(h) or section 881(c) of the Code has been fulfilled with respect to the beneficial owner, as discussed below;
(iii) such payments and gain are not effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States; and (iv) our common stock continues to be actively traded within the meaning of section 871(h)(4)(C)(v)(I) of the Code (which, for these purposes and subject to certain exceptions, includes trading on the NYSE).

         The statement requirement referred to in the preceding paragraph will be fulfilled if the beneficial owner of a LYONs certifies on IRS Form W-8BEN, under penalties of perjury, that it is not a United States person and provides its name and address.

         If a Non-U.S. Holder of the LYONs is engaged in a trade or business in the United States, and if interest on the LYONs is effectively connected with the conduct of such trade or business, the Non-U.S. Holder, although exempt from the withholding tax discussed in the preceding paragraphs, will generally be subject to regular U.S. federal income tax on interest and on any gain realized on the sale or exchange of the LYONs in the same manner as if it were a U.S. Holder. In lieu of the certificate described in the preceding paragraph, such a Non-U.S. Holder will be required to provide to the withholding agent a properly executed IRS Form W-8ECI (or successor form) in order to claim an exemption from withholding tax. In addition, if such a Non-U.S. Holder is a foreign corporation, such Holder may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

BACKUP WITHHOLDING TAX AND INFORMATION REPORTING

         Payments of principal, premium, if any, and interest (including original issue discount and a payment in common stock pursuant to a conversion of the LYONs) on, and the proceeds of disposition or retirement of, the LYONs may be subject to information reporting and United States federal backup withholding tax at the rate of 31% if the U.S. Holder thereof fails to supply an accurate taxpayer identification number or otherwise fails to comply with applicable United States information reporting or certification requirements. Any amounts so withheld will be allowed as a credit against such U.S. Holder's United States federal income tax liability.

TAX EVENT

         The modification of the terms of the LYONs by us upon a Tax Event as described in "Description of LYONs -- Optional Conversion to Semiannual Coupon Notes Upon Tax Event," could possibly alter the timing of income recognition by the holders with respect to the semiannual payments of interest due after the option exercise date.

                             SELLING SECURITYHOLDERS

         The LYONs were originally issued by us and sold by Merrill Lynch, Pierce, Fenner & Smith Incorporated (the "Initial Purchaser") in a transaction exempt from the registration requirements of the Securities Act to persons reasonably believed by the Initial Purchaser to be "qualified institutional buyers" as defined by Rule 144A under the Securities Act. The selling securityholders may from time to time offer and sell pursuant to this prospectus any or all of the LYONs listed below and the common shares issued upon purchase by us, or conversion, of such LYONs. When we refer to the "selling securityholders" in this prospectus, we mean those persons listed in the table below, as well as the pledgees, donees, assignees, transferees, successors and others who later hold any of the selling securityholders' interests.

         We are filing this registration statement pursuant to a registration rights agreement that SPX has entered into with Merrill Lynch whereby SPX agreed, at its expense, for the benefit of the holders, to file a shelf registration statement covering resale of the LYONs and the shares of common stock issuable upon conversion of the LYONs within 120 days after May 9, 2001 and to cause the registration statement to become effective by 210 days after May 9, 2001. We are also generally required to keep the registration statement effective until May 9, 2003 subject to certain black-out periods upon certain corporate events.

         The table below sets forth the name of each selling securityholder, the principal amount at maturity of LYONs that each selling securityholder may offer pursuant to this prospectus and the number of common shares into which such LYONs are convertible. Unless set forth below, none of the selling securityholders has, or within the past three years has had, any material relationship with us or any of our predecessors or affiliates.

         We have prepared the table below based on information given to us by the selling securityholders on or prior to August 27, 2001. However, any or all of the LYONs or common shares listed below may be offered for sale pursuant to this prospectus by the selling securityholders from time to time. Accordingly, no estimate can be given as to the amounts of LYONs or common shares that will be held by the selling securityholders upon consummation of any such sales. In addition, the selling securityholders listed in the table below may have acquired, sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their LYONs since the date as of which the information in the table is presented.

         Information about the selling securityholders may change over time. Any changed information will be set forth in prospectus supplements. From time to time, additional information concerning ownership of the LYONs and common shares may rest with certain holders thereof not named in the table below and of whom we are unaware.

                                           Aggregate
                                        Principal Amount
                                         at Maturity of    Percentage of      Number of Common
                                           LYONs That          LYONs         Shares That May be     Percentage of Common
Name                                      May be Sold       Outstanding          Sold (1)           Shares Outstanding (2)
----                                      -----------       -----------          --------           ----------------------
Wilmington Trust Company as Owner        $ 68,080,000           16.4              301,553                     *
Trustee for the Forrestal Funding
Master Trust
First Union Securities Inc. / Bk TDG     $ 55,000,000          13.25              243,617                     *
Merrill Lynch Pierce Fenner & Smith
Inc.                                     $ 37,900,000           9.13              167,874                     *
Leonardo, L.P.                           $ 20,000,000           4.82               88,588                     *
Tribeca Investments, L.L.C.              $ 17,000,000           4.10               75,299                     *
Chrysler Corporation Master
Retirement Trust                         $ 12,640,000           3.05               55,987                     *
State of Connecticut Combined
Investment Funds                         $ 10,795,000           2.60               47,815                     *
OCM Convertible Trust                    $  9,760,000           2.35               43,230                     *
Merrill Lynch International Ltd          $  9,580,000           2.31               42,433                     *
State Employees' Retirement Fund of
the State of Delaware                    $  5,035,000           1.21               22,302                     *
Argent Convertible Arbitrage Fund
Ltd.                                     $  5,000,000           1.20               22,147                     *
Granville Capital Corporation            $  5,000,000           1.20               22,147                     *
Delta Air Lines Master Trust (c/o
Oaktree Capital Management LLC)          $  3,310,000            *                 14,661                     *
National Union Fire Insurance
Company of Pittsburgh PA                 $  3,000,000            *                 13,288                     *
Aristeia International, Limited          $  2,880,000            *                 12,756                     *
Partner Reinsurance Company Ltd.         $  2,290,000            *                 10,143                     *
Delta Pilots D & S Trust                 $  1,925,000            *                  8,526                     *
Motion Picture Industry Health Plan
-- Active Member Fund                    $  1,165,000            *                  5,160                     *
Aristeia Partners L.P.                   $  1,120,000            *                  4,960                     *
Century National Insurance Company       $    950,000            *                  4,207                     *

Motion Picture Industry Health Plan
--  Retiree Member Fund                  $    580,000            *                  2,569                     *
Worldwide Transactions Ltd.              $    420,000            *                  1,860                     *
First Mercury Insurance Company -        $     50,000            *                    221                     *
Total Return
All other holders of LYONs or future
   transferees, pledges, donees,
   assignees or successors of any
   such holders (3)(4)................    141,520,000          34.10%             626,848                  1.54
                -- --                     -----------          -----              -------                  ----
     Total.......................         415,000,000            100%           1,838,201                  4.54
                                          ===========          =====            =========                  ====


---------------

*        Less than one percent (1%).

(1)      Assumes conversion of all of the holder's LYONs at a conversion rate of
         4.4294 common shares per $1,000 principal amount at maturity of the LYONs. This conversion rate is subject to adjustment, however, as described under "Description of the LYONs--Conversion Rights." As a result, the number of common shares issuable upon conversion of the LYONs may increase or decrease in the future. Does not include common shares that may be issued by us upon purchase of LYONs by us at the option of the holder.

(2) Calculated based on Rule 13d-3(d)(i) of the Exchange Act, using 40,057,107 common shares outstanding as of August 15, 2001. In calculating this amount for each holder, we treated as outstanding the number of common shares issuable upon conversion of all of that holder's LYONs, but we did not assume conversion of any other holder's LYONs. Does not include common shares that may be issued by us upon purchase of LYONs by us at the option of the holder.

(3) Information about other selling securityholders will be set forth in prospectus supplements, if required.

(4) Assumes that any other holders of LYONs, or any future pledgees, donees, assignees, transferees or successors of or from any such other holders of LYONs, do not beneficially own any common shares other than the common shares issuable upon conversion of the LYONs at the initial conversion rate.

                              PLAN OF DISTRIBUTION

         We are registering the LYONs and common shares covered by this prospectus to permit holders to conduct public secondary trading of these securities from time to time after the date of this prospectus. We have agreed, among other things, to bear all expenses, other than underwriting discounts and selling commissions, in connection with the registration and sale of the LYONs and the common shares covered by this prospectus.

         We will not receive any of the proceeds from the offering of LYONs or the common shares by the selling securityholders. We have been advised by the selling securityholders that the selling securityholders may sell all or a portion of the LYONs and common shares beneficially owned by them and offered hereby from time to time:

         -        directly; or

         - through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, commissions or concessions from the selling securityholders or from the purchasers of the LYONs and common shares for whom they may act as agent.

         - The LYONs and the common shares may be sold from time to time in one or more transactions at:

         -        fixed prices, which may be changed;

         -        prevailing market prices at the time of sale;

         -        varying prices determined at the time of sale; or

         -        negotiated prices.

         These prices will be determined by the holders of the securities or by agreement between these holders and underwriters or dealers who may receive fees or commissions in connection with the sale. The aggregate proceeds to the selling securityholders from the sale of the LYONs or common shares offered by them hereby will be the purchase price of the LYONs or common shares less discounts and commissions, if any.

         The sales described in the preceding paragraph may be effected in transactions:

         - on any national securities exchange or quotation service on which the LYONs and common shares may be listed or quoted at the time of sale, including the New York Stock Exchange and the Pacific Stock Exchange in the case of the common shares;

         -        in the over-the-counter market;

         - in transactions otherwise than on such exchanges or services or in the over-the-counter market; or

         -        through the writing of options.

         These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

         In connection with sales of the LYONs and the common shares or otherwise, the selling securityholders may enter into hedging transactions with broker- dealers. These broker-dealers may in turn engage in short sales of the LYONs and the common shares in the course of hedging their positions. The selling securityholders may also sell the LYONs and common shares short and deliver LYONs and the common shares to close out short positions, or loan or pledge LYONs and the common shares to broker-dealers that in turn may sell the LYONs and the common shares.

         To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the LYONs and the common shares by the selling securityholders. Selling securityholders may not sell any, or may not sell all, of the LYONs and the common shares offered by them pursuant to this prospectus. In addition, we cannot assure you that a selling securityholder will not transfer, devise or gift the LYONs and the common shares by other means not described in this prospectus. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

         The outstanding common shares are listed for trading on the New York Stock Exchange and the Pacific Stock Exchange.

         The selling securityholders and any broker and any broker-dealers, agents or underwriters that participate with the selling securityholders in the distribution of the LYONs or the common shares may be deemed to be "underwriters" within the meaning of the Securities Act. In this case, any commissions received by these broker-dealers, agents or underwriters and any profit on the resale of the LYONs or the common shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. In addition, any profits realized by the selling securityholders may be deemed to be underwriting commissions.

         The LYONs were issued and sold in May 2001 in transactions exempt from the registration requirements of the Securities Act to persons reasonably believed by the Initial Purchaser to be "qualified institutional buyers," as defined in Rule 144A under the Securities Act. We have agreed to indemnify the Initial Purchaser and each selling securityholder, and each selling securityholder has agreed to indemnify us, the Initial Purchaser and each other selling securityholder against specified liabilities arising under the Securities Act.

         The selling securityholders and any other person participating in such distribution will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the LYONs and the underlying common shares by the selling securityholders and any such other person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the LYONs and the underlying common shares to engage in market-making activities with respect to the particular LYONs and the underlying common shares being distributed for a period of up to five business days prior to the commencement of the distribution. This may affect the marketability of the LYONs and the underlying common shares and the ability of any person or entity to engage in market-making activities with respect to the LYONs and the underlying common shares.

         We will use our reasonable efforts to keep the registration statement of which this prospectus is a part effective until the earlier of:

         - the sale, pursuant to the registration statement to which this prospectus relates, of all the securities registered thereunder;

         - the expiration of the holding period applicable to the securities held by persons that are not our affiliates under Rule 144(k) under the Securities Act or any successor provision; and

         - sale to the public under Rule 144 of all the securities registered thereunder.

         Our obligation to keep the registration statement to which this prospectus relates effective is subject to specified, permitted exceptions. In these cases, we may prohibit offers and sales of LYONs and common shares pursuant to the registration statement to which this prospectus relates.

         The LYONs offered are a new issue of securities for us with no established trading market. We have been advised by Merrill Lynch that it intends to make a market in the LYONs but Merrill Lynch is not obligated to do so and may discontinue market making at any time and without notice. No assurance can be given as to the liquidity of the trading market for the LYONs.

                                 LEGAL MATTERS

         Certain legal matters regarding the LYONs and shares of common stock issuable upon conversion of the LYONs will be passed upon for SPX by Fried, Frank, Harris, Shriver & Jacobson, New York, New York, a partnership including professional corporations, and by Shearman & Sterling, New York, New York, special tax counsel for SPX.

                                    EXPERTS

         The consolidated financial statements of SPX as of December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000 have been audited by Arthur Andersen LLP, independent public accountants. These financial statements and the report of the independent public accountants, included in SPX's Annual Report on Form 10-K/A filed on April 12, 2001, are incorporated by reference in this document.

         The consolidated financial statements of UDI as of December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000 have been audited by KPMG LLP, independent public accountants. These financial statements and the report of the independent public accountants, included in SPX's Current Report on Form 8-K filed on April 13, 2001, are incorporated by reference in this document.

                                     PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         SPX is paying all of the selling securityholders' expenses related to this offering, except the selling securityholders will pay any applicable broker's commissions and expenses. The following table sets forth the approximate amount of fees and expenses payable by SPX in connection with this Registration Statement and the distribution of the LYONs and common shares registered hereby. All of the amounts shown are estimates except the SEC registration fee.

              SEC registration fee...................................         $  64,066
              Printing expenses......................................         $  25,000
              Legal fees and expenses................................         $  40,000
              Accounting fees and expenses...........................         $  35,000
              Miscellaneous expenses.................................         $     934
              Total..................................................         $ 165,000


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Section 145(a) of the General Corporation Law of the State of Delaware (the "DGCL") provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suite or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no cause to believe his conduct was unlawful.

         Section 145(b) of the DGCL provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if he or she acted under similar standards to those set forth above, except that no indemnification may be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which such action or suit was brought shall determined that despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to be indemnified for such expenses which the court shall deem proper.

         Section 145 of the DGCL further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsection (a) and (b) or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses actually and reasonably incurred by him in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the corporation may purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against such officer or director and incurred by him or her in any such capacity or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liabilities under Section 145.

         As permitted by Section 102(b)(7) of the DGCL, the Company's Certificate of Incorporation provides that a director shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. However, such provision does not eliminate or limit the liability of a director for: (i) any breach of the director's duty of loyalty to the Corporation or its stockholders,
(ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) engaging in any transaction from which the director derived an improper personal benefit. The Company's Certificate of Incorporation requires that directors and officers be indemnified to the maximum extent authorized by the DGCL, or any other applicable law or amendments thereunder; however, in the case of any amendments, only to the extent such amendment permits the Company to provide broader indemnification rights than permitted prior thereto.

         The Company has a policy of directors' liability insurance which insures the directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances.

ITEM 16. EXHIBITS.

         The exhibits to this registration statement are listed in the Exhibit Index to this registration statement, which Exhibit Index is hereby incorporated by reference.

ITEM 17. UNDERTAKINGS.

         The undersigned Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                  (a) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                  (b) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

                  (c) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(a) and (1)(b) shall not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Muskegon, State of Michigan, on the 28th day of August, 2001.

                                            SPX CORPORATION
                                            /s/ Patrick J. O'Leary
                                            ------------------------------------
                                                      Patrick J. O'Leary
                                               Vice President Finance, Treasurer
                                                  and Chief Financial Officer

                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned constitutes and appoints Patrick O'Leary, Charles Bowman and Christopher Kearney, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign this registration statement (including all pre-effective and post-effective amendments thereto and all registration statements filed pursuant to Rule 462(b) which incorporate this registration statement by reference), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on August 28, 2001 in the capacities indicated below.

                    Signature                                                   Title
              /s/ John B. Blystone                         Chairman, President and Chief Executive Officer
              ---------------------
                John B. Blystone                                    (Principal Executive Officer)

             /s/ Patrick J. O'Leary                 Vice President Finance, Treasurer and Chief Financial Officer
             -----------------------
               Patrick J. O'Leary                                   (Principal Financial Officer)

               /s/ Ron Winowiecki                         Corporate Controller and Chief Accounting Officer
               -------------------
                 Ron Winowiecki                                     (Principal Accounting Officer)

             /s/ J. Kermit Campbell                                            Director
             -----------------------
               J. Kermit Campbell

              /s/ Sarah R. Coffin                                              Director
              --------------------
                 Sarah R. Coffin

              /s/ Frank A. Ehmann                                              Director
              --------------------
                 Frank A. Ehmann

            /s/ Emerson U. Fullwood                                            Director
            ------------------------
               Emerson U. Fullwood

           /s/ Charles E. Johnson II                                           Director
           --------------------------
              Charles E. Johnson II

             /s/ David P. Williams                                             Director
             ----------------------
                David P. Williams

                                  EXHIBIT INDEX

Exhibit
Number                               Description
------                               -----------
3.1          Restated Certificate of Incorporation, as amended, dated June 12,
             1998 (incorporated by reference to Exhibit 3(iv) to the
             Registrant's Quarterly Report on Form 10-Q for the quarter ended
             June 30, 1998).

3.2 By-Laws as amended through October 25, 1995, (incorporated by reference to Exhibit 3(iii) to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1995).

4.1          Indenture between SPX and The Chase Manhattan Bank, dated as of May
             9, 2001.

4.2          Form of Liquid Yield Option (TM) Note due 2021 (Zero
             Coupon--Senior) (included in Exhibit 4.1).

4.3 Rights Agreement dated as of June 25, 1996 (the "Rights Agreement") between SPX Corporation and The Chase Manhattan Bank, as Rights
             Agent, relating to Rights to purchase preferred stock under certain circumstances, incorporated herein by reference to SPX
             Corporation's Registration Statement on Form 8-A filed on June 26,
             1996.

4.4          Form of Amendment No. 1 to Rights Agreement, effective as of
             October 22, 1997, between SPX Corporation and The Chase Manhattan
             Bank, incorporated herein by reference from SPX Corporation's
             Registration Statement on Form 8-A, filed on January 9, 1998.

4.5 Registration Rights Agreement dated as of May 9, 2001, by and between SPX Corporation and Merrill Lynch & Co., Merrill Lynch,
             Pierce, Fenner & Smith Incorporated.

5.1          Opinion of Fried, Frank, Harris, Shriver & Jacobson.

8.1 Opinion of Shearman & Sterling as to certain U.S. federal income tax matters.

12.1         Computation of Ratio of Earnings to Fixed Charges.

23.1         Consent of Arthur Andersen LLP.

23.2         Consent of KPMG LLP.

23.3         Consent of Fried, Frank, Harris, Shriver & Jacobson (included in
             Exhibit 5.1).

23.4         Consent of Shearman & Sterling (included in Exhibit 8.1).

24.1         Power of Attorney (included on signature pages of this Registration
             Statement).

25.1 Form of T-1 Statement of Eligibility of the Trustee under the Indenture.